VARIABLE ACCUMULATION DESIGN^{SM}

Flexible Premium Variable Life Insurance Policies
Issued by
ReliaStar Life Insurance Company
and its
ReliaStar Select★Life Variable Account

Supplement dated September 17, 2002 to the Prospectus dated May 1, 2002

This supplement updates and replaces certain information contained in your May 1, 2002, prospectus and replaces the supplement dated July 25, 2002. Please read this supplement carefully and keep it with your prospectus for future reference.

The following section is added to page 41 of the prospectus, immediately following the "Death Benefit Guarantee" section:

Supplemental Death Benefit Guarantee

In addition to the Death Benefit Guarantee, beginning August 5, 2002, a Supplemental Death Benefit Guarantee is automatically added to the Policy by rider. If you meet the requirements of this guarantee, as described below, we guarantee that we will not lapse your Policy even if the Cash Surrender Value is not sufficient to pay the Monthly Deduction that is due.

The Supplemental Death Benefit Guarantee will be in effect during the Supplemental Death Benefit Guarantee Period if on each Monthly Anniversary since the Policy Date the sum of all premiums paid minus any partial withdrawals and any Loan Amount is equal to or greater than 40% of the Minimum Monthly Premiums since the Policy Date, including the Minimum Monthly Premium for the current Monthly Anniversary. We reserve the right to change this percentage for new Policies.

The Supplemental Death Benefit Guarantee Period begins on the Policy Date and is equal to the Death Benefit Guarantee period, as shown in your Policy, multiplied by 40% and rounded to the lower whole number of Policy Years. The Supplemental Death Benefit Guarantee Period may not exceed ten Policy Years.

Policy Changes Affecting the Supplemental Death Benefit Guarantee

The following Policy changes may increase or decrease the Minimum Monthly Premium or the Supplemental Death Benefit Guarantee Period:

- A requested increase or decrease in the Face Amount. See "Death Benefit -- Requested changes in Face Amount."
- A change in the Death Benefit Option. See "Death Benefit -- Changing the Death Benefit Option."
- The addition or termination of a Policy rider. See "General Provisions -- Optional Insurance Benefits."

We will notify you in writing of any changes in the Minimum Monthly Premium or the Death Benefit Guarantee Period that affect the Supplemental Death Benefit Guarantee.

Termination

If on any Monthly Anniversary you have not made sufficient premium payments to maintain the Supplemental Death Benefit Guarantee, we will send you a notice of the required premium. If the required premium is not received by us at our Home Office prior to the next Monthly Anniversary, the Supplemental Death Benefit Guarantee will terminate.

The Supplemental Death Benefit Guarantee will also terminate on:
- The Monthly Anniversary on or next following our receipt at our Home Office of your written request for termination;
- The date the Policy terminates; or
- The end of the Supplemental Death Benefit Guarantee Period.

Even if the Supplemental Death Benefit Guarantee terminates, the Policy will not necessarily lapse. For a discussion of the circumstances under which a Policy may lapse, see "Policy Lapse and Reinstatement."

If the Supplemental Death Benefit Guarantee terminates, it may not be reinstated.

The following information updates and replaces the "Management" section on page 62 of the prospectus:

The following is a list of current directors and principal officers of the Company, their position with the Company and their business experience during the past five years.

Name and Address	Position with Company	Business Experience During Past 5 Years
P. Randall Lowery*	Director	Has held several directorships and various executive officer positions with various ING affiliated companies since 1990, including positions as Director, Executive Vice President, General Manager and Chief Actuary.
Thomas J. McInerney*	Director	Has held several directorships and various executive officer positions with various ING affiliated companies since 1997, including positions as Director, Chief Executive Officer, and President.
Mark A. Tullis*	Director	Has held several directorships and various executive officer positions with various ING affiliated companies since 1999, including positions as Director, President, Treasurer, General Manager and Chief of Staff. Executive Vice President of Primerica from 1994 to 1999.
Keith Gubbay*	Director and President	Has held several directorships and various executive officer positions with various ING affiliated companies since 1999, including positions as Director, Executive Vice President, and General Manager. Executive Vice President of Whitehall Financial Group from 1996 to 1998.

Name and Address	Position with Company	Business Experience During Past 5 Years
Chris D. Schreier[*]	Director, Chief Financial Officer and Sr. Vice President	Has held several directorships and various executive officer positions with various ING affiliated companies since 1990, including positions as Director, President, Chief Financial Officer, Senior Vice President, and Treasurer.
David S. Pendergrass[*]	Vice President and Treasurer	Has held several executive officer positions with various ING affiliated companies, including positions as Vice President and Treasurer.
David Wheat[*]	Chief Accounting Officer	Chief Accounting Officer of various affiliated companies with various ING affiliated companies since 2001. Partner of Ernst & Young LLP from 1999 to 2001. Office Managing Partner of Ernst & Young LLP from 1995 to 1999.
Paula Cludray-Engelke[**]	Secretary	Has held various officer positions with various ING affiliated companies since 1985, including positions as Secretary, Assistant Secretary, Director of Individual Compliance, and Director of Contracts Compliance and Special Benefits.

[*] The address of these Directors and Officers is 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390. These individuals may also be directors and/or officers of other affiliates of the Company

[**] The address of this Officer is 20 Washington Avenue South, Minneapolis, Minnesota 55401. This individual may also be an officer of other affiliates of the company.

The "Financial Statements" section on page 64 of the prospectus is updated to include unaudited financial data for the Variable Account and for ReliaStar Life Insurance Company for the six-month period ended June 30, 2002:

FINANCIAL STATEMENTS
For the Period Ended June 30, 2002 and the Year Ended December 31, 2001

RELIASTAR LIFE INSURANCE COMPANY
SELECT★LIFE VARIABLE ACCOUNT

INDEX

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
June 30, 2002
(In Thousands, Except Shares and Unit Values)
(Unaudited)

ASSETS:

Investments in mutual funds at market value:

	Shares	Cost	Alger American Growth Portfolio	Alger American Leveraged AllCap Portfolio	Alger American MidCap Growth Portfolio	Alger American Small Capitalization Portfolio	AIM V.I. Dent Demographic Trends Fund - Series I Shares
The Alger American Fund:							
Alger American Growth Portfolio	1,326,989	$51,279	$39,810	$-	$-	$-	$-
Alger American Leveraged AllCap Portfolio	115,557	3,570	-	2,916	-	-	-
Alger American MidCap Growth Portfolio	1,092,010	18,951	-	-	16,205	-	-
Alger American Small Capitalization Portfolio	410,517	7,115	-	-	-	5,825	-
AIM Variable Insurance Funds:							
AIM VI Dent Demographic Trends Fund	876,623	4,823	-	-	-	-	3,919
Fidelity's Variable Insurance Products Fund (VIP):							
VIP Equity-Income Portfolio - IC Shares	4,567,366	100,408	-	-	-	-	-
VIP Growth Portfolio - IC Shares	4,323,715	161,512	-	-	-	-	-
VIP High Income Portfolio - IC Shares	2,417,230	19,198	-	-	-	-	-
VIP Money Market Portfolio - IC Shares	59,150,671	59,151	-	-	-	-	-
VIP Overseas Portfolio - IC Shares	857,448	16,593	-	-	-	-	-
Fidelity's Variable Insurance Products Fund II (VIP II):							
VIP II Asset Manager Portfolio - IC Shares	1,489,792	24,161	-	-	-	-	-
VIP II Contrafund Portfolio - IC Shares	3,485,782	79,981	-	-	-	-	-
VIP II Index 500 Portfolio - IC Shares	665,526	92,191	-	-	-	-	-
VIP II Investment Grade Bond Portfolio - IC Shares	1,143,730	14,324	-	-	-	-	-
The GCG Trust:							
GCG Trust Fully Managed Series - Class S Shares	200,233	3,627	-	-	-	-	-
GCG Trust Mid-Cap Growth Series - Class S Shares	39,562	456	-	-	-	-	-
ING Income Shares							
ING VP Bond Portfolio - Class R Shares	1,024	14	-	-	-	-	-
ING Partners:							
Van Kampen Comstock Portfolio - Initial Class	2,571	26	-	-	-	-	-
UBS Tactical Asset Allocation Portfolio - Initial Class	159	5	-	-	-	-	-
ING Variable Portfolios, Inc.:							
ING VP Index Plus LargeCap Portfolio - Class R Shares	-	0	-	-	-	-	-
ING VP Index Plus MidCap Portfolio - Class R Shares	296	4	-	-	-	-	-
ING VP Index Plus SmallCap Portfolio - Class R Shares	1,499	18	-	-	-	-	-
ING Variable Products Trust:							
INB VP Growth Opportunities Portfolio - Class R Shares	565,756	3,017	-	-	-	-	-
ING VP Growth + Value Portfolio - Class R Shares	1,246,586	22,523	-	-	-	-	-
ING VP High Yield Bond Portfolio - Class R Shares	482,618	1,554	-	-	-	-	-
ING VP International Value Portfolio - Class R Shares	1,039,648	10,947	-	-	-	-	-
ING VP MagnaCap Portfolio - Class R Shares	117,951	1,038	-	-	-	-	-
ING VP MidCap Opportunities Portfolio - Class R Shares	259,365	1,496	-	-	-	-	-
ING VP Research Enhanced Index Portfolio - Class R Shares	600,765	2,538	-	-	-	-	-
ING VP SmallCap Opportunities Portfolio - Class R Shares	1,589,453	36,348	-	-	-	-	-
Janus Aspen Series:							
Aggressive Growth Portfolio - Institutional Shares	1,441,930	44,882	-	-	-	-	-
Growth Portfolio - Institutional Shares	1,537,140	39,261	-	-	-	-	-
International Growth Portfolio - Institutional Shares	980,362	21,170	-	-	-	-	-
Worldwide Growth Portfolio - Institutional Shares	1,966,465	62,181	-	-	-	-	-
Neuberger Berman Advisers Management Trust:							
AMT Limited Maturity Bond Portfolio	755,593	9,895	-	-	-	-	-
AMT Partners Portfolio	673,671	10,920	-	-	-	-	-
AMT Socially Responsive Portfolio	70,478	732	-	-	-	-	-
OCC Accumulation Trust:							
Equity Portfolio	155,950	5,155	-	-	-	-	-
Global Equity Portfolio	137,788	1,824	-	-	-	-	-
Managed Portfolio	243,707	9,782	-	-	-	-	-
Small Cap Portfolio	505,127	14,487	-	-	-	-	-
Pioneer Variable Contract Trust:							
Mid-Cap Value VCT Portfolio - Class I	3,473	63	-	-	-	-	-
SmallCap Value VCT Portfolio - Class I	2,337	27					
Putnam Variable Trust:							
Putnam VT Asia Pacific Growth Fund - Class IA Shares	258,102	2,020	-	-	-	-	-
Putnam VT Diversified Income Fund - Class IA Shares	143,742	1,436	-	-	-	-	-
Putnam VT Growth and Income Fund - Class IA Shares	1,923,603	46,883	-	-	-	-	-
Putnam VT New Opportunities Fund - Class IA Shares	2,334,248	52,781	-	-	-	-	-
Putnam VT Small Cap Value Fund - Class IA Shares	194,044	3,096	-	-	-	-	-
Putnam VT Utilities Growth and Income Fund - Class IA Shares	143,637	2,345	-	-	-	-	-
Putnam VT Voyager Fund - Class IA Shares	3,596,878	138,027	-	-	-	-	-
Total assets			$39,810	$2,916	$16,205	$5,825	$3,919
LIABILITIES:							
Payable to (from) ReliaStar Life Insurance Company			(4)	1	1	1	(1)
			$39,806	$2,917	$16,206	$5,826	$3,918
NET ASSETS:							
Accumulation units			$39,806	$2,917	$16,206	$5,826	$3,918
Total net assets			$39,806	$2,917	$16,206	$5,826	$3,918
Accumulation units outstanding:							
Select★Life I			$225,681	-	118,912	66,206	-
Select★Life Series 2000			$3,108,157	574,642	1,005,787	729,764	913,407
Accumulation unit values:							
Select★Life I			$11.51	$-	$13,91	$7.06	$-
Select★Life Series 2000			$11.97	$5.08	$14.47	$7.34	$4,29

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
June 30, 2002
(In Thousands, Except Shares and Unit Values)
(Unaudited)

Fidelity's VIP Equity-Income Portfolio-- IC Shares	Fidelity's VIP Growth Portfolio -- IC Shares	Fidelity's VIP High Income Portfolio -- IC Shares	Fidelity's VIP Money Market Portfolio -- IC Shares	Fidelity's VIP Overseas Portfolio -- IC Shares	Fidelity's VIP II Asset Manager Portfolio -- IC Shares	Fidelity's VIP II Contrafund Portfolio -- IC Shares	Fidelity's VIP II Index 500 Portfolio -- IC Shares	Fidelity's VIP II Investment Grade Bond Portfolio -- IC Shares	GCG Trust Fully Managed Series -- Class S Shares	GCG Trust Mid-Cap Growth Series -- Class S Shares	ING Income Shares VP Bond Portfolio Class R Shares
$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
93,722	-	-	-	-	-	-	-	-	-	-	-
-	117,086	-	-	-	-	-	-	-	-	-	-
-	-	13,246	-	-	-	-	-	-	-	-	-
-	-	-	59,151	-	-	-	-	-	-	-	-
-	-	-	-	11,516	-	-	-	-	-	-	-
-	-	-	-	-	19,069	-	-	-	-	-	-
-	-	-	-	-	-	69,053	-	-	-	-	-
-	-	-	-	-	-	-	74,166	-	-	-	-
-	-	-	-	-	-	-	-	14,651	-	-	-
-	-	-	-	-	-	-	-	-	3,594	-	-
-	-	-	-	-	-	-	-	-	-	332	-
-	-	-	-	-	-	-	-	-	-	-	14
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
$93,722	$117,086	$13,246	$59,151	$11,516	$19,069	$69,053	$74,166	$14,651	$3,594	$332	$14
13	(5)	-	9	(11)	(1)	-	5	-	-	(1)	-
$93,735	$117,081	$13,246	$59,160	$11,505	$19,068	$69,053	$74,171	$14,651	$3,594	$331	$14
$93,735	$117,081	$13,246	$59,160	$11,505	$19,068	$69,053	$74,171	$14,651	$3,594	$331	$14
$93,735	$117,081	$13,246	$59,160	$11,505	$19,068	$69,053	$74,171	$14,651	$3,594	$331	$14
869,194	1,160,731	243,108	347,938	233,959	465,031	178,318	262,484	100,811	-	-	-
2,479,551	3,273,178	794,048	3,433,939	499,668	538,997	2,762,574	2,814,855	740,222	343,909	71,681	1,337
$38.82	$39.55	$19.56	$19.89	$19.35	$22.14	$13.05	$24.06	$20.48	$-	$-	$-
$24.20	$21.74	$10.69	$15.21	$13.96	$16.27	$24.15	$24.11	$17.00	$10.45	$4.62	$10.19

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
June 30, 2002
(In Thousands, Except Shares and Unit Values)
(Unaudited)

ASSETS:

Investments in mutual funds at market value:

	Shares	Cost	ING Partners Van Kampen Comstock Portfolio Initial Class	ING Partners UBS Tactical Asset Allocation Portfolio Initial Class	ING VP Index Plus LargeCap Portfolio Class R Shares	ING VP Index Plus MidCap Portfolio Class R Shares	ING VP Index Plus SmallCap Portfolio Class R Shares
The Alger American Fund:							
Alger American Growth Portfolio	1,326,989	$51,279	$-	$-	$-	$-	$-
Alger American Leveraged AllCap Portfolio	115,557	3,570	-	-	-	-	-
Alger American MidCap Growth Portfolio	1,092,010	18,951	-	-	-	-	-
Alger American Small Capitalization Portfolio	410,517	7,115	-	-	-	-	-
AIM Variable Insurance Funds:							
AIM VI Dent Demographic Trends Fund	876,623	4,823	-	-	-	-	-
Fidelity's Variable Insurance Products Fund (VIP):							
VIP Equity-Income Portfolio - IC Shares	4,567,366	100,408	-	-	-	-	-
VIP Growth Portfolio - IC Shares	4,323,715	161,512	-	-	-	-	-
VIP High Income Portfolio - IC Shares	2,417,230	19,198					
VIP Money Market Portfolio - IC Shares	59,150,671	59,151	-	-	-	-	-
VIP Overseas Portfolio - IC Shares	857,448	16,593	-	-	-	-	-
Fidelity's Variable Insurance Products Fund II (VIP II):							
VIP II Asset Manager Portfolio - IC Shares	1,489,792	24,161	-	-	-	-	-
VIP II Contrafund Portfolio - IC Shares	3,485,782	79,981	-	-	-	-	-
VIP II Index 500 Portfolio - IC Shares	665,526	92,191	-	-	-	-	-
VIP II Investment Grade Bond Portfolio - IC Shares	1,143,730	14,324	-	-	-	-	-
The GCG Trust:							
GCG Trust Fully Managed Series - Class S Shares	200,233	3,627	-	-	-	-	-
GCG Trust Mid-Cap Growth Series - Class S Shares	39,562	456	-	-	-	-	-
ING Income Shares							
ING VP Bond Portfolio - Class R Shares	1,024	14	-	-	-	-	-
ING Partners:							
Van Kampen Comstock Portfolio - Initial Class	2,571	26	24	-	-	-	-
UBS Tactical Asset Allocation Portfolio - Initial Class	159	5	-	4	-	-	-
ING Variable Portfolios, Inc.:							
ING VP Index Plus LargeCap Portfolio - Class R Shares	-	0	-	-	-	-	-
ING VP Index Plus MidCap Portfolio - Class R Shares	296	4	-	-	-	4	-
ING VP Index Plus SmallCap Portfolio - Class R Shares	1,499	18	-	-	-	-	17
ING Variable Products Trust:							
INB VP Growth Opportunities Portfolio - Class R Shares	565,756	3,017	-	-	-	-	-
ING VP Growth + Value Portfolio - Class R Shares	1,246,586	22,523	-	-	-	-	-
ING VP High Yield Bond Portfolio - Class R Shares	482,618	1,554	-	-	-	-	-
ING VP International Value Portfolio - Class R Shares	1,039,648	10,947	-	-	-	-	-
ING VP MagnaCap Portfolio - Class R Shares	117,951	1,038	-	-	-	-	-
ING VP MidCap Opportunities Portfolio - Class R Shares	259,365	1,496	-	-	-	-	-
ING VP Research Enhanced Index Portfolio - Class R Shares	600,765	2,538	-	-	-	-	-
ING VP SmallCap Opportunities Portfolio - Class R Shares	1,589,453	36,348	-	-	-	-	-
Janus Aspen Series:							
Aggressive Growth Portfolio - Institutional Shares	1,441,930	44,882	-	-	-	-	-
Growth Portfolio - Institutional Shares	1,537,140	39,261	-	-	-	-	-
International Growth Portfolio - Institutional Shares	980,362	21,170	-	-	-	-	-
Worldwide Growth Portfolio - Institutional Shares	1,966,465	62,181	-	-	-	-	-
Neuberger Berman Advisers Management Trust:							
AMT Limited Maturity Bond Portfolio	755,593	9,895	-	-	-	-	-
AMT Partners Portfolio	673,671	10,920					
AMT Socially Responsive Portfolio	70,478	732	-	-	-	-	-
OCC Accumulation Trust:							
Equity Portfolio	155,950	5,155	-	-	-	-	-
Global Equity Portfolio	137,788	1,824	-	-	-	-	-
Managed Portfolio	243,707	9,782	-	-	-	-	-
Small Cap Portfolio	505,127	14,487	-	-	-	-	-
Pioneer Variable Contract Trust:							
Mid-Cap Value VCT Portfolio - Class I	3,473	63	-	-	-	-	-
SmallCap Value VCT Portfolio - Class I	2,337	27	-	-	-	-	-
Putnam Variable Trust:							
Putnam VT Asia Pacific Growth Fund - Class IA Shares	258,102	2,020	-	-	-	-	-
Putnam VT Diversified Income Fund - Class IA Shares	143,742	1,436	-	-	-	-	-
Putnam VT Growth and Income Fund - Class IA Shares	1,923,603	46,883	-	-	-	-	-
Putnam VT New Opportunities Fund - Class IA Shares	2,334,248	52,781	-	-	-	-	-
Putnam VT Small Cap Value Fund - Class IA Shares	194,044	3,096	-	-	-	-	-
Putnam VT Utilities Growth and Income Fund - Class IA Shares	143,637	2,345	-	-	-	-	-
Putnam VT Voyager Fund - Class IA Shares	3,596,878	138,027	-	-	-	-	-
Total assets			$24	$4	$-	$4	$17
LIABILITIES:							
Payable to (from) ReliaStar Life Insurance Company			-	-	-	-	-
			$24	$4	$-	$4	$17,
NET ASSETS:							
Accumulation units			$24	$4	$-	$4	$17
Total net assets			$24	$4	$-	$4	$17
Accumulation units outstanding:							
Select★Life I			-	-	-	-	-
Select★Life Series 2000			2,571	468	-	432	1,912
Accumulation unit values:							
Select★Life I			$-	$-	$-	$-	$-
Select★Life Series 2000			$9.20	$9.13	$9.20	$9.18	$9.14

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
June 30, 2002
(In Thousands, Except Shares and Unit Values)
(Unaudited)

ING VP Growth Opportunities Portfolio	ING VP Growth + Value Portfolio	ING VP High Yield Bond Portfolio	ING VP International Value Portfolio	ING VP MagnaCap Portfolio	ING VP MidCap Opportunities Portfolio	ING VP Research Enhanced Index Portfolio	ING VP SmallCap Opportunities Portfolio	Janus Aspen Series Aggressive Growth Portfolio	Janus Aspen Series Growth Portfolio	Janus Aspen Series International Growth Portfolio
$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
2,574	-	-	-	-	-	-	-	-	-	-
-	16,006	-	-	-	-	-	-	-	-	-
-	-	1,419	-	-	-	-	-	-	-	-
-	-	-	10,459	-	-	-	-	-	-	-
-	-	-	-	957	-	-	-	-	-	-
-	-	-	-	-	1,362	-	-	-	-	-
-	-	-	-	-	-	2,007	-	-	-	-
-	-	-	-	-	-	-	22,125	-	-	-
-	-	-	-	-	-	-	-	25,594	-	-
-	-	-	-	-	-	-	-	-	25,793	-
-	-	-	-	-	-	-	-	-	-	20,146
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
								-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
$2,574	$16,006	$1,419	$10,459	$957	$1,362	$2,007	$22,125	$25,594	$25,793	$20,146
-	2	30	2	(1)	-	(1)	(9)	(1)	(4)	(1)
$2,574	$16,008	$1,449	$10,461	$956	$1,362	$2.,006	$22,116	$25,593	$25,789	$20,145
$2,574	$16,008	$1,449	$10,461	$956	$1,362	$2,006	$22,116	$25,593	$25,789	$20,145
$2,574	$16,008	$1,449	$10,461	$956	$1,362	$2,006	$22,116	$25,593	$25,789	$20,145
-	95,278	7,145	48,332	-	-	5,005	85,183	231,981	139,579	88,979
564,625	1,238,782	157,752	609,807	115,508	258,994	190,286	870,640	2,091,400	2,253,344	1,639.839
$-	$11.57	$8.46	$15.33	$-	$-	$7.17	$14.95	$10.63	$10.39	$11.23
$4.56	$12.03	$8.80	$15.94	$8.28	$5.26	$10.36	$23.94	$11.06	$10.80	$11.68

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
June 30, 2002
(In Thousands, Except Shares and Unit Values)
(Unaudited)

ASSETS:

Investments in mutual funds at market value:

	Shares	Cost	Janus Aspen Series Worldwide Growth Portfolio	Neuberger Berman AMT Limited Maturity Bond Portfolio	Neuberger Berman AMT Partners Portfolio	Neuberger Berman AMT Socially Responsive Portfolio	OCC Accumulation Trust Equity Portfolio
The Alger American Fund:							
Alger American Growth Portfolio	1,326,989	$51,279	$-	$-	$-	$-	$-
Alger American Leveraged AllCap Portfolio	115,557	3,570	-	-	-	-	-
Alger American MidCap Growth Portfolio	1,092,010	18,951	-	-	-	-	-
Alger American Small Capitalization Portfolio	410,517	7,115	-	-	-	-	-
AIM Variable Insurance Funds:							
AIM VI Dent Demographic Trends Fund	876,623	4,823					
Fidelity's Variable Insurance Products Fund (VIP):							
VIP Equity-Income Portfolio - IC Shares	4,567,366	100,408	-	-	-	-	-
VIP Growth Portfolio - IC Shares	4,323,715	161,512	-	-	-	-	-
VIP High Income Portfolio - IC Shares	2,417,230	19,198	-	-	-	-	-
VIP Money Market Portfolio - IC Shares	59,150,671	59,151	-	-	-	-	-
VIP Overseas Portfolio - IC Shares	857,448	16,593	-	-	-	-	-
Fidelity's Variable Insurance Products Fund II (VIP II):							
VIP II Asset Manager Portfolio - IC Shares	1,489,792	24,161	-	-	-	-	-
VIP II Contrafund Portfolio - IC Shares	3,485,782	79,981	-	-	-	-	-
VIP II Index 500 Portfolio - IC Shares	665,526	92,191	-	-	-	-	-
VIP II Investment Grade Bond Portfolio - IC Shares	1,143,730	14,324	-	-	-	-	-
The GCG Trust:							
GCG Trust Fully Managed Series - Class S Shares	200,233	3,627	-	-	-	-	-
GCG Trust Mid-Cap Growth Series - Class S Shares	39,562	456	-	-	-	-	-
ING Income Shares							
ING VP Bond Portfolio - Class R Shares	1,024	14	-	-	-	-	-
ING Partners:							
Van Kampen Comstock Portfolio - Initial Class	2,571	26	-	-	-	-	-
UBS Tactical Asset Allocation Portfolio - Initial Class	159	5	-	-	-	-	-
ING Variable Portfolios, Inc.:							
ING VP Index Plus LargeCap Portfolio - Class R Shares	-	0	-	-	-	-	-
ING VP Index Plus MidCap Portfolio - Class R Shares	296	4	-	-	-	-	-
ING VP Index Plus SmallCap Portfolio - Class R Shares	1,499	18	-	-	-	-	-
ING Variable Products Trust:							
INB VP Growth Opportunities Portfolio - Class R Shares	565,756	3,017	-	-	-	-	-
ING VP Growth + Value Portfolio - Class R Shares	1,246,586	22,523	-	-	-	-	-
ING VP High Yield Bond Portfolio - Class R Shares	482,618	1,554	-	-	-	-	-
ING VP International Value Portfolio - Class R Shares	1,039,648	10,947	-	-	-	-	-
ING VP MagnaCap Portfolio - Class R Shares	117,951	1,038	-	-	-	-	-
ING VP MidCap Opportunities Portfolio - Class R Shares	259,365	1,496	-	-	-	-	-
ING VP Research Enhanced Index Portfolio - Class R Shares	600,765	2,538	-	-	-	-	-
ING VP SmallCap Opportunities Portfolio - Class R Shares	1,589,453	36,348	-	-	-	-	-
Janus Aspen Series:							
Aggressive Growth Portfolio - Institutional Shares	1,441,930	44,882	-	-	-	-	-
Growth Portfolio - Institutional Shares	1,537,140	39,261	-	-	-	-	-
International Growth Portfolio - Institutional Shares	980,362	21,170	-	-	-	-	-
Worldwide Growth Portfolio - Institutional Shares	1,966,465	62,181	48,611	-	-	-	-
Neuberger Berman Advisers Management Trust:							
AMT Limited Maturity Bond Portfolio	755,593	9,895	-	9,883	-	-	-
AMT Partners Portfolio	673,671	10,920	-	-	9,128	-	-
AMT Socially Responsive Portfolio	70,478	732	-	-	-	706	-
OCC Accumulation Trust:							
Equity Portfolio	155,950	5,155	-	-	-	-	4,565
Global Equity Portfolio	137,788	1,824	-	-	-	-	-
Managed Portfolio	243,707	9,782	-	-	-	-	-
Small Cap Portfolio	505,127	14,487	-	-	-	-	-
Pioneer Variable Contract Trust:							
Mid-Cap Value VCT Portfolio - Class I	3,473	63	-	-	-	-	-
SmallCap Value VCT Portfolio - Class I	2,337	27	-	-	-	-	-
Putnam Variable Trust:							
Putnam VT Asia Pacific Growth Fund - Class IA Shares	258,102	2,020	-	-	-	-	-
Putnam VT Diversified Income Fund - Class IA Shares	143,742	1,436	-	-	-	-	-
Putnam VT Growth and Income Fund - Class IA Shares	1,923,603	46,883	-	-	-	-	-
Putnam VT New Opportunities Fund - Class IA Shares	2,334,248	52,781	-	-	-	-	-
Putnam VT Small Cap Value Fund - Class IA Shares	194,044	3,096	-	-	-	-	-
Putnam VT Utilities Growth and Income Fund - Class IA Shares	143,637	2,345	-	-	-	-	-
Putnam VT Voyager Fund - Class IA Shares	3,596,878	138,027	-	-	-	-	-
Total assets			$48,611	$9,883	$9,128	$706	$4,565
LIABILITIES:							
Payable to (from) ReliaStar Life Insurance Company			(3)	(1)	-	-	-
			$48,608	$9,882	$9,128	$706	$4,565
NET ASSETS:							
Accumulation units			$48,608	$9,882	$9,128	$706	$4,565
Total net assets			$48,608	$9,882	$9,128	$706	$4,565
Accumulation units outstanding:							
Select★Life I			343,427	28,663	53,024	-	22,168
Select★Life Series 2000			3,767,133	739,786	844,521	74,458	382,145
Accumulation unit values:							
Select★Life I			$11.41	$12.38	$9.80	$-	$10.88
Select★Life Series 2000			$11.86	$12.88	$10.19	$9.48	$11.31

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
June 30, 2002
(In Thousands, Except Shares and Unit Values)
(Unaudited)

	OCC Accumulation Trust Global Equity Portfolio	OCC Accumulation Trust Managed Portfolio	OCC Accumulation Trust Small Cap Portfolio	Pioneer Variable Contract Trust Mid-Cap Value VCT Portfolio Class 1	Pioneer Variable Contract Trust Small Cap Value VCT Portfolio	Putnam VT Asia Pacific Growth Fund Class IA Shares	Putnam VT Diversified Income Fund Class IA Shares	Putnam VT Growth and Income Fund Class IA Shares	Putnam VT New Opportunities Fund Class IA Shares	Putnam VT Small Cap Value Fund Class IA Shares	Putnam VT Utilities Growth and Income Fund Class IA Shares
	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-
	1,669	-	-	-	-	-	-	-	-	-	-
	-	8,849	-	-	-	-	-	-	-	-	-
	-	-	13,760	-	-	-	-	-	-	-	-
	-	-	-	57	-	-	-	-	-	-	-
	-	-	-	-	27	-	-	-	-	-	-
	-	-	-	-	-	1,396	-	-	-	-	-
	-	-	-	-	-	-	1,174	-	-	-	-
	-	-	-	-	-	-	-	40,415	-	-	-
	-	-	-	-	-	-	-	-	30,695	-	-
	-	-	-	-	-	-	-	-	-	2,984	-
	-	-	-	-	-	-	-	-	-	-	1,525
	-	-	-	-	-	-	-	-	-	-	-
	$1,669	$8,849	$13,760	$57	$27	$1,396	$1,174	$40,415	$30,695	$2,984	$1,525
	-	-	(1)	-	-	-	-	(1)	(12)	-	-
	$1,669	$8,849	$13,759	$57	$27	$1,396	$1,174	$40,414	$30,683	$2,984	$1,525
	$1,669	$8,849	$13,759	$57	$27	$1,396	$1,174	$40,414	$30,683	$2,984	$1,525
	$1,669	$8,849	$13,759	$57	$27	$1,396	$1,174	$40,414	$30,683	$2,984	$1,525
	16,643	58,651	76,641	-	-	-	2,679	109,553	-	-	5,766
	129,802	748,078	896,179	6,194	2,832	168,155	80,879	1,697,473	1,949,867	263,107	89,431
	$11.00	$10.58	$13.64	$-	$-	$-	$13.70	$21.43	$-	$-	$15.67
	$11.44	$11.00	$14.19	$9.27	$9.38	$8.30	$14.07	$22.43	$15.74	$11.34	$16.05

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
June 30, 2002
(In Thousands, Except Shares and Unit Values)
(Unaudited)

ASSETS:

Investments in mutual funds at market value:

	Shares	Cost	Putnam VT Voyager Fund Class IA Shares
The Alger American Fund:			
Alger American Growth Portfolio	1,326,989	$51,279	$ -
Alger American Leveraged AllCap Portfolio	115,557	3,570	-
Alger American MidCap Growth Portfolio	1,092,010	18,951	-
Alger American Small Capitalization Portfolio	410,517	7,115	-
AIM Variable Insurance Funds:			
AIM VI Dent Demographic Trends Fund	876,623	4,823	-
Fidelity's Variable Insurance Products Fund (VIP):			
VIP Equity-Income Portfolio - IC Shares	4,567,366	100,408	-
VIP Growth Portfolio - IC Shares	4,323,715	161,512	-
VIP High Income Portfolio - IC Shares	2,417,230	19,198	
VIP Money Market Portfolio - IC Shares	59,150,671	59,151	
VIP Overseas Portfolio - IC Shares	857,448	16,593	-
Fidelity's Variable Insurance Products Fund II (VIP II):			
VIP II Asset Manager Portfolio - IC Shares	1,489,792	24,161	-
VIP II Contrafund Portfolio - IC Shares	3,485,782	79,981	-
VIP II Index 500 Portfolio - IC Shares	665,526	92,191	-
VIP II Investment Grade Bond Portfolio - IC Shares	1,143,730	14,324	-
The GCG Trust:			
GCG Trust Fully Managed Series - Class S Shares	200,233	3,627	
GCG Trust Mid-Cap Growth Series - Class S Shares	39,562	456	
ING Income Shares			
ING VP Bond Portfolio - Class R Shares	1,024	14	-
ING Partners:			
Van Kampen Comstock Portfolio - Initial Class	2,571	26	-
UBS Tactical Asset Allocation Portfolio - Initial Class	159	5	-
ING Variable Portfolios, Inc.:			
ING VP Index Plus LargeCap Portfolio - Class R Shares	-	0	-
ING VP Index Plus MidCap Portfolio - Class R Shares	296	4	-
ING VP Index Plus SmallCap Portfolio - Class R Shares	1,499	18	-
ING Variable Products Trust:			
INB VP Growth Opportunities Portfolio - Class R Shares	565,756	3,017	-
ING VP Growth + Value Portfolio - Class R Shares	1,246,586	22,523	-
ING VP High Yield Bond Portfolio - Class R Shares	482,618	1,554	-
ING VP International Value Portfolio - Class R Shares	1,039,648	10,947	-
ING VP MagnaCap Portfolio - Class R Shares	117,951	1,038	-
ING VP MidCap Opportunities Portfolio - Class R Shares	259,365	1,496	-
ING VP Research Enhanced Index Portfolio - Class R Shares	600,765	2,538	-
ING VP SmallCap Opportunities Portfolio - Class R Shares	1,589,453	36,348	-
Janus Aspen Series:			
Aggressive Growth Portfolio - Institutional Shares	1,441,930	44,882	-
Growth Portfolio - Institutional Shares	1,537,140	39,261	-
International Growth Portfolio - Institutional Shares	980,362	21,170	-
Worldwide Growth Portfolio - Institutional Shares	1,966,465	62,181	-
Neuberger Berman Advisers Management Trust:			
AMT Limited Maturity Bond Portfolio	755,593	9,895	-
AMT Partners Portfolio	673,671	10,920	
AMT Socially Responsive Portfolio	70,478	732	-
OCC Accumulation Trust:			
Equity Portfolio	155,950	5,155	-
Global Equity Portfolio	137,788	1,824	-
Managed Portfolio	243,707	9,782	-
Small Cap Portfolio	505,127	14,487	-
Pioneer Variable Contract Trust:			
Mid-Cap Value VCT Portfolio - Class I	3,473	63	-
SmallCap Value VCT Portfolio - Class I	2,337	27	-
Putnam Variable Trust:			
Putnam VT Asia Pacific Growth Fund - Class IA Shares	258,102	2,020	-
Putnam VT Diversified Income Fund - Class IA Shares	143,742	1,436	-
Putnam VT Growth and Income Fund - Class IA Shares	1,923,603	46,883	-
Putnam VT New Opportunities Fund - Class IA Shares	2,334,248	52,781	-
Putnam VT Small Cap Value Fund - Class IA Shares	194,044	3,096	-
Putnam VT Utilities Growth and Income Fund - Class IA Shares	143,637	2,345	-
Putnam VT Voyager Fund - Class IA Shares	3,596,878	138,027	85,534
Total assets			$8,534
LIABILITIES:			
Payable to (from) ReliaStar Life Insurance Company			3
			$85,537
NET ASSETS:			
Accumulation units			$85,537
Total net assets			$85,537
Accumulation units outstanding:			
Select★Life I			262,521
Select★Life Series 2000			3,663,535
Accumulation unit values:			
Select★Life I			$21.21
Select★Life Series 2000			$21.83

The accompanying notes are an integral part of the financial statements.

S-9

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF OPERATIONS
For the period ended June 30, 2002 and the years ended December 31, 2001 and 2000
(In Thousands)
(Unaudited)

	Alger American Growth Portfolio			Alger American Leveraged AllCap Portfolio			Alger American MidCap Growth Portfolio			Alger American Small Capitalization Portfolio			AIM V.I. Dent Demographic Trends Fund		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:															
Dividends	$16	$99	$-	$-	$-	$-	$-	$-	$-	$-	$3	$-	$-	$-	$-
Expenses:															
Mortality and expense risk	(163)	(328)	(353)	(10)	(6)	(5)	(58)	(98)	(68)	(23)	(45)	(60)	(14)	(27)	(10)
Net investment income (loss)	(147)	(229)	(353)	(10)	(16)	(5)	(58)	(98)	(68)	(23)	(42)	(60)	(14)	(27)	(10)
Realized gains (losses) on Investments:															
Realized gain (loss) on sales of fund shares	(6,593)	(10,440)	1,644	(631)	(162)	(3)	(860)	(6,369)	859	43	(3,774)	(2,148)	(1,547)	(679)	-
Realized gain distributions	-	5,364	5,677	-	72	8	-	5,382	925	-	-	2,614	-	-	-
Realized gain (loss)	(6,593)	(5,076)	7,321	(631)	(90)	5	(860)	(987)	$1,784	43	(3,774)	466	(1,547)	(679)	-
Change in unrealized appreciation (depreciation) during the period	(2,160)	(228)	(14,672)	(36)	(219)	(399)	(2,053)	87	(1,604)	(1,088)	1,654	(3,137)	600	(738)	(766)
Net increase (decrease) in net assets from operations	$(8,900)	$(5,533)	$(7,704)	$(677)	$(325)	$(399)	$(2,971)	$(998)	$112	$(1,068)	$(2,162)	$(2,731)	$(961)	$(1,444)	$(776)

	Fidelity's VIP Equity-Income Portfolio -- IC Shares			Fidelity's VIP Growth Portfolio -- IC Shares			Fidelity's VIP High Income Portfolio -- IC Shares			Fidelity's VIP Money Market Portfolio -- IC Shares			Fidelity's VIP Overseas Portfolio -- IC Shares		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:															
Dividends	$1,573	$1,681	$1,656	$305	$124	$226	$1,422	$1,916	$1,313	$492	$1,874	$2,154	$92	$916	$393
Expenses:															
Mortality and expense risk	(407)	(830)	(801)	(562)	(1,296)	(1,732)	(55)	(120)	(149)	(200)	(359)	(290)	(52)	(137)	(214)
Net investment income (loss)	1,166	851	855	(257)	(1,172)	(1,506)	1,367	1,796	1,164	292	1,515	1,864	40	779	179
Realized gains (losses) on Investments:															
Realized gain (loss) on sales of fund shares	(642)	298	6,631	1,081	3,712	6,878	(2,415)	(3,072)	(494)	-	-	-	(553)	(699)	1,060
Realized gain distributions	2,142	4,723	6,237	-	11,703	22,462	-	-	-	-	-	-	-	1,447	2,475
Realized gain (loss)	1,500	5,021	12,868	1,081	15,415	29,340	(2,415)	(3,072)	(494)	-	-	-	(553)	748	3,535
Change in unrealized appreciation (depreciation) during the period	(9,321)	(11,744)	(6,727)	(29,452)	(47,409)	(51,728)	433	(544)	(5,091)	-	(1)	1	154	(5,631)	(9,029)
Net increase (decrease) in net assets from operations	$(6,655)	$(5,872)	$6,996	$(28,628)	$(33,166)	$(23,894)	$(615)	$(1,820)	$(4,421)	$292	$1,514	$1,865	$(359)	$(4,104)	$(5,315)

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF OPERATIONS
For the period ended June 30, 2002 and the years ended December 31, 2001 and 2000
(In Thousands)
(Unaudited)

	Fidelity's VIP II Asset Manager Portfolio -- IC Shares			Fidelity's VIP II Contrafund Portfolio -- IC Shares			Fidelity's VIP II Index 500 Portfolio -- IC Shares			Fidelity's VIP II Investment Grade Bond Portfolio -- IC Shares			GCG Trust Fully Managed Series		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:															
Dividends	$819	$1,092	$1,071	$544	$529	$260	$945	$891	845	$499	$431	$440	$-	$28	$-
Expenses:															
Mortality and expense risk	(88)	(208)	(260)	(288)	(564)	(642)	(309)	(631)	(708)	(48)	(76)	(55)	(8)	(3)	-
Net investment income (loss)	731	884	811	256	(35)	(382)	636	260	137	451	355	385	(8)	25	-
Realized gains (losses) on Investments:															
Realized gain (loss) on sales of fund shares	(267)	(135)	694	(362)	(197)	6,917	1,204	885	3,117	152	2	(28)	(11)	(2)	-
Realized gain distributions	-	410	2,524	-	1,866	9,444	-	-	369	-	-	-	-	29	
Realized gain (loss)	(267)	275	3,218	(362)	1,669	16,361	1,204	885	3,486	152	2	(28)	(11)	27	-
Change in unrealized appreciation (depreciation) during the period	(2,326)	(2,541)	(5,473)	(732)	(11,269)	(21,649)	(13,352)	(12,099)	(12,639)	(237)	326	318	(1)	(32)	-
Net increase (decrease) in net assets from operations	$(1,862)	$(1,382)	$(1,444)	$(838)	$(9,635)	$(5,670)	$(11,512)	$(10,954)	$(9,016)	$366	$683	$675	$(20)	20	$-

	GCG Trust Mid-Cap Growth Series			ING Income Shares VP Bond Portfolio Class R Shares			ING Partners Van Kampen Comstock Portfolio Initial Class			ING Partners UBS Tactical Asset Allocation Portfolio Initial Class			ING VP Index Plus LargeCap Portfolio Class R Shares		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:															
Dividends	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Expenses:															
Mortality and expense risk	(1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net investment income (loss)	(1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Realized gains (losses) on Investments:															
Realized gain (loss) on sales of fund shares	(20)	(4)	-	-	-	-	-	-	-	-	-	-	-	-	-
Realized gain distributions	-	1													
Realized gain (loss)	(2)	(3)	-	-	-	-	-	-	-	-	-	-	-	-	-
Change in unrealized appreciation (depreciation) during the period	(133)	9	-	-	-	-	(2)	-	-	(1)	-	-	-	-	-
Net increase (decrease) in net assets from operations	$(154)	$6	$-	$-	$-	$-	$(2)	$-	$-	$(1)	$-	$-	$-	$-	$-

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF OPERATIONS
For the period ended June 30, 2002 and the years ended December 31, 2001 and 2000
(In Thousands)
(Unaudited)

	ING VP Index Plus MidCap Portfolio Class R Shares			ING VP Index Plus Small Cap Portfolio Class R Shares			ING VP Growth Opportunities Portfolio Class R Shares			ING VP Growth + Value Portfolio Class R Shares			ING VP High Yield Bond Portfolio Class R Shares		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:															
Dividends	$-	$-	$-	$-	$-	$-	$-	$-	$3	$-	$-	$-	$61	$108	$84
Expenses:															
Mortality and expense risk	-	-	-	-	-	-	(9)	(14)	(4)	(62)	(125)	(115)	(5)	(9)	(7)
Net investment income (loss)	-	-	-	-	-	-	(9)	(14)	(1)	(62)	(125)	(115)	56	99	77
Realized gains (losses) on Investments:															
Realized gain (loss) on sales of fund shares	-	-	-	-	-	-	(917)	(276)	(1)	(7,396)	(1,336)	(218)	(120)	(188)	(34)
Realized gain distributions							-	-	-	-	50	2,816	-	-	-
Realized gain (loss)	-	-	-	-	-	-	(917)	(276)	(1)	(7,396)	(1,286)	2,598	(120)	(188)	(34)
Change in unrealized appreciation (depreciation) during the period	-	-	-	(1)	-	-	425	(596)	(272)	3,887	(4,812)	(6,511)	21	74	(158)
Net increase (decrease) in net assets from operations	$-	$-	$-	$(1)	$-	$-	$(501)	$(886)	$(274)	$(3,571)	$(6,223)	$(4,028)	$(43)	$(15)	$(115)

	ING VP International Value Portfolio Class R Shares			ING VP MagnaCap Portfolio Class R Shares			ING VP MidCap Opportunities Portfolio Class R Shares			ING VP Research Enhanced Index Portfolio Class R Shares			ING VP SmallCap Opportunities Portfolio Class R Shares		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:															
Dividends	$26	$109	$97	$1	$4	$-	$-	$-	$-	$2	$12	$9	$-	$-	$-
Expenses:															
Mortality and expense risk	(33)	(51)	(39)	(2)	(1)	-	(4)	(4)	(1)	(9)	(17)	(17)	(92)	(191)	(188)
Net investment income (loss)	(7)	58	58	(1)	3	-	(4)	(4)	(1)	(7)	(5)	(8)	(92)	(191)	(188)
Realized gains (losses) on Investments:															
Realized gain (loss) on sales of fund shares	(1,058)	(188)	122	(26)	(7)	-	(204)	(107)	(6)	(179)	(76)	(64)	(2,654)	(445)	425
Realized gain distributions	-	231	1,020				-	-	-	-	-	-	-	63	2,681
Realized gain (loss)	(1,058)	43	1,142	(26)	(7)	-	(204)	(107)	(6)	(179)	(76)	(64)	(2,654)	(382)	3,106
Change in unrealized appreciation (depreciation) during the period	876	(858)	(883)	(66)	(14)	(1)	2	(109)	(27)	(117)	(204)	(260)	(4,829)	(8,302)	(4,345)
Net increase (decrease) in net assets from operations	$(189)	$(757)	$317	$(93)	$(18)	$(1)	$(206)	$(220)	$(34)	$(303)	$(285)	$(332)	$(7,575)	$(8,875)	$(1,427)

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF OPERATIONS
For the period ended June 30, 2002 and the years ended December 31, 2001 and 2000
(In Thousands)
(Unaudited)

	Janus Aspen Series Aggressive Growth Portfolio			Janus Aspen Series Growth Portfolio			Janus Aspen Series International Growth Portfolio			Janus Aspen Series Worldwide Growth Portfolio			Neuberger Berman AMT Limited Maturity Bond Portfolio		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:															
Dividends	$-	$-	$2,456	$-	$21	$817	$85	$207	$318	$196	$274	$1,226	$406	$277	$208
Expenses:															
Mortality and expense risk	(98)	(231)	(343)	(106)	(229)	(259)	(72)	(137)	(149)	(202)	(431)	(520)	(30)	(41)	(28)
Net investment income (loss)	(98)	(231)	2,113	(106)	(208)	558	13	70	169	(6)	(157)	706	376	236	180
Realized gains (losses) on Investments:															
Realized gain (loss) on sales of fund shares	(18,953)	(1,458)	2,604	(5,177)	(525)	48	(856)	(9,178)	4,698	(11,389)	(6,930)	11,165	34	(15)	(59)
Realized gain distributions	-	-	2,547	-	61	1,925	-	-	612	-	-	3,979	-	-	-
Realized gain (loss)	(18,953)	(1,458)	5,151	(5,177)	(464)	1,973	(856)	(9,178)	5,310	(11,389)	(6,930)	15,144	34	(15)	(59)
Change in unrealized appreciation (depreciation) during the period	12,946	(15,612)	(26,058)	410	(8,582)	(8,901)	(956)	4,758	(8,683)	3,980	(7,615)	(27,191)	(255)	187	97
Net increase (decrease) in net assets from operations	$(6,105)	$(17,301)	$(18,794)	$(4,873)	$(9,254)	$(6,370)	$(1,799)	$(4,350)	$(3,204)	$(7,415)	$(14,702)	$(11,341)	$155	$408	$218

	Neuberger Berman AMT Partners Portfolio			Neuberger Berman AMT Socially Responsive Portfolio			OCC Accumulation Trust Equity Portfolio			OCC Accumulation Trust Global Equity Portfolio			OCC Accumulation Trust Managed Portfolio		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:															
Dividends	$45	$34	$68	$-	$-	$-	$36	$18	$15	$7	$-	$12	$145	$139	$71
Expenses:															
Mortality and expense risk	(40)	(76)	(75)	(2)	(2)	(1)	(16)	(27)	(16)	(6)	(13)	(11)	(33)	(55)	(44)
Net investment income (loss)	5	(42)	(7)	(2)	(2)	(1)	20	(9)	(1)	1	(13)	1	112	84	27
Realized gains (losses) on Investments:															
Realized gain (loss) on sales of fund shares	(311)	(290)	(335)	(23)	(5)	-	(151)	(64)	(46)	(138)	(159)	-	(172)	56	(189)
Realized gain distributions	-	327	1,442	-	-	-	36	17	193	-	17	141	-	-	394
Realized gain (loss)	(311)	37	1,107	(23)	(5)	-	(115)	(47)	147	(138)	(142)	141	(172)	56	205
Change in unrealized appreciation (depreciation) during the period	(754)	(330)	(1,093)	(28)	(3)	2	(426)	(255)	91	22	(72)	(55)	(724)	(546)	230
Net increase (decrease) in net assets from operations	$(1,060)	$(335)	$7	$(53)	$(10)	$1	$(521)	$(311)	$237	$(115)	$(227)	$87	$(784)	$(406)	$462

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF OPERATIONS
For the period ended June 30, 2002 and the years ended December 31, 2001 and 2000
(In Thousands)
(Unaudited)

	OCC Accumulation Trust Small Cap Portfolio			Pioneer Variable Contract Trust Mid-Cap Value VCT Portfolio Class I			Pioneer Variable Contract Trust Small Cap Value VCT Portfolio Class I			Putnam VT Asia Pacific Growth Fund Class IA Shares			Putnam VT Diversified Income Fund Class IA Shares		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:															
Dividends	$8	$51	$22	$-	$-	$-	$-	$-	$-	$13	$-	$144	$107	$101	$128
Expenses:															
Mortality and expense risk	(47)	(64)	(36)	-	-	-	-	-	-	(7)	(15)	(30)	(5)	(12)	(14)
Net investment income (loss)	(39)	(13)	(14)	-	-	-	-	-	-	6	(15)	114	102	89	114
Realized gains (losses) on Investments:															
Realized gain (loss) on sales of fund shares	601	176	165	-	-	-	-	-	-	(106)	(245)	77	(32)	(61)	(46)
Realized gain distributions	1,651	459	-	2	-	-	-	-	-	-	495	-	-	-	-
Realized gain (loss)	2,252	635	165	2	-	-	-	-	-	(106)	250	77	(32)	(61)	(46)
Change in unrealized appreciation (depreciation) during the period	(2,493)	256	1,599	(6)	-	-	-	-	-	156	(749)	(2,129)	(56)	12	(80)
Net increase (decrease) in net assets from operations	$(280)	$878	$1,750	$(4)	$-	$-	$-	$-	$-	$56	$(514)	$(1,938)	$14	$40	$(12)

	Putnam VT Growth and Income Fund Class IA Shares			Putnam VT New Opportunities Fund Class IA Shares			Putnam VT Small Cap Value Fund Class IA Shares			Putnam VT Utilities Growth and Income Fund Class IA Shares			Putnam VT Voyager Fund Class IA Shares		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income:															
Dividends	$683	$704	$696	$-	$-	$-	$7	$-	$-	$57	$77	$92	$750	$122	$43
Expenses:															
Mortality and expense risk	(178)	(362)	(333)	(147)	(341)	(555)	(8)	(3)	-	(8)	(21)	(25)	(407)	(913)	(1,236)
Net investment income (loss)	505	342	363	(147)	(341)	(555)	(1)	(3)	-	49	56	67	343	(791)	(1,193)
Realized gains (losses) on Investments:															
Realized gain (loss) on sales of fund shares	(1,149)	(1,350)	573	(719)	(345)	978	108	41	-	(43)	(31)	100	(1,729)	(728)	3,667
Realized gain distributions	227	491	3,276	-	7,535	4,868	24	-	-	-	131	163	-	24,923	18,112
Realized gain (loss)	(922)	(859)	3,849	(719)	7,190	5,846	132	41	-	(43)	100	263	(1,729)	24,195	21,779
Change in unrealized appreciation (depreciation) during the period	(3,766)	(2,653)	(1,155)	(7,480)	(22,537)	(23,233)	(174)	62	-	(300)	(778)	101	(16,061)	(52,546)	(46,020)
Net increase (decrease) in net assets from operations	$(4,183)	$(3,170)	$3,057	$(8,346)	$(15,688)	$(17,942)	$(43)	$100	$-	$(294)	$(622)	$431	$(17,447)	$(29,142)	$(25,434)

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
For the period ended June 30, 2002, and the years ended December 31, 2001 and 2000
(In Thousands)
(Unaudited)

	Alger American Growth Portfolio			Alger American Leveraged AllCap Portfolio			Alger American MidCap Growth Portfolio			Alger American Small Capitalization Portfolio		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:												
Net investment income (loss)	$(147)	$(229)	$(353)	$(10)	$(16)	$(5)	$(58)	$(98)	$(68)	$(23)	$(42)	$(60)
Realized gains (losses)	(6,593)	(5,076)	7,321	(631)	(90)	5	(860)	(987)	1,784	43	(3,774)	466
Unrealized appreciation (depreciation) during the period	(2,160)	(228)	(14,672)	(36)	(219)	(399)	(2,053)	87	(1,604)	(1,088)	1,654	(3,137)
Net increase (decrease) in net assets from operations	(8,900)	(5,533)	(7,704)	(677)	(325)	(399)	(2,971)	(998)	112	(1,068)	(2,162)	(2,731)
Contract transactions:												
Net premium payments	6,211	13,082	14,594	572	1,227	463	2,375	3,966	2,577	935	2,198	2,710
Surrenders	(727)	(1,269)	(770)	(36)	(22)	-	(215)	(362)	(112)	(127)	(155)	(102)
Transfers between sub-accounts (including fixed account), net	666	712	3,527	366	662	1,622	2,138	3,444	4,739	148	(114)	1,468
Policy loans	(90)	(234)	(438)	(7)	(1)	6	(56)	(107)	(48)	(4)	(32)	(41)
Loan collateral interest	31	47	27	-	1	-	8	14	4	5	5	3
Death benefits	(55)	(22)	(47)	(4)	-	-	(6)	(259)	(7)	(2)	(9)	(12)
Contract charges	(2,296)	(4,338)	(3,262)	(188)	(292)	(51)	(898)	(1,419)	(690)	(346)	(659)	(564)
Net increase (decrease) in net assets from contract transactions	3,740	7,978	13,631	703	1,575	2,040	3,346	5,277	6,463	609	1,234	3,462
Total increase (decrease) in net assets	(5,160)	2,445	5,927	26	1,250	1,641	375	4,279	6,575	(459)	(928)	731
Net assets at beginning of year	44,966	42,521	36,594	2,891	1,641	-	15,831	11,552	4,977	6,285	7,213	6,482
Net assets at end of period	$39,806	$44,966	$42,521	$2,917	$2,891	$1,641	$16,206	$15,831	$11,552	$5,826	$6,285	$7,213

	AIM V.I. Dent Demographic Trends Fund			Fidelity's VIP Equity-Income Portfolio - IC Shares			Fidelity's VIP Growth Portfolio - IC Shares			Fidelity's VIP High Income Portfolio - IC Shares		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:												
Net investment income (loss)	$(14)	$(27)	$(10)	$1,166	$851	$855	$(257)	$(1,172)	$(1,506)	$1,367	$1,796	$1,164
Realized gains (losses)	(1,547)	(679)	-	1,500	5,021	12,868	1,081	15,415	29,340	(2,415)	(3,072)	(494)
Unrealized appreciation (depreciation) during the period	600	(738)	(766)	(9,321)	(11,744)	(6,727)	(29,452)	(47,409)	(51,728)	433	(544)	(5,091)
Net increase (decrease) in net assets from operations	(961)	(1,444)	(776)	(6,655)	(5,872)	6,996	(28,628)	(33,166)	(23,894)	(615)	(1,820)	(4,421)
Contract transactions:												
Net premium payments	1,002	2,242	1,070	6,116	11,756	12,023	9,118	18,916	21,389	1,257	2,557	3,200
Surrenders	(51)	(52)	(1)	(2,028)	(4,280)	(3,373)	(3,046)	(6,831)	(6,480)	(224)	(689)	(592)
Transfers between sub-accounts (including fixed account), net	(56)	576	3,368	(1,304)	6,382	(8,160)	(1,425)	(1,736)	(3,433)	(2,635)	2,536	(2,263)
Policy loans	(10)	(9)	(7)	(433)	(1,336)	(1,432)	(869)	(1,980)	(4,275)	(54)	(127)	(281)
Loan collateral interest	1	2	-	140	256	205	248	455	347	29	49	41
Death benefits	(4)	(1)	-	(84)	(498)	(142)	(124)	(259)	(492)	(45)	(19)	(51)
Contract charges	(307)	(557)	(107)	(3,363)	(6,070)	(4,701)	(4,752)	(9,443)	(9,339)	(577)	(1,098)	(1,053)
Net increase (decrease) in net assets from contract transactions	575	2,201	4,323	(956)	6,210	(5,580)	(850)	(878)	(2,283)	(2,249)	3,209	(999)
Total increase (decrease) in net assets	(386)	757	3,547	(7,611)	338	1,416	(29,478)	(34,044)	(26,177)	(2,864)	1,389	(5,420)
Net assets at beginning of year	4,304	3,547	-	101,346	101,008	99,592	146,559	180,603	206,780	16,110	14,721	20,141
Net assets at end of period	$3,918	$4,304	$3,547	$93,735	$101,346	$101,008	$117,081	$146,559	$180,603	$13,246	$16,110	$14,721

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
For the period ended June 30, 2002, and the years ended December 31, 2001 and 2000
(In Thousands)
(Unaudited)

	Fidelity's VIP Money Market Portfolio - IC Shares			Fidelity's VIP Overseas Portfolio - IC Shares			Fidelity's VIP II Asset Manager Portfolio - IC Shares			Fidelity's VIP II Contrafund Portfolio -- IC Shares		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:												
Net investment income (loss)	$292	$1,515	$1,864	$40	$779	$179	$731	$884	$811	$256	$(35)	$(382)
Realized gains (losses)	-	-	-	(553)	748	3,535	(267)	275	3,218	(362)	1,669	16,361
Unrealized appreciation (depreciation) during the period	-	(1)	1	154	(5,631)	(9,029)	(2,326)	(2,541)	(5,473)	(732)	(11,269)	(21,649)
Net increase (decrease) in net assets from operations	292	1,514	1,865	(359)	(4,104)	(5,315)	(1,862)	(1,382)	(1,444)	(838)	(9,635)	(5,670)
Contract transactions:												
Net premium payments	20,537	52,297	77,091	15	(2)	4	(2)	(14)	-	6,591	14,366	16,473
Surrenders	(1,342)	(1,685)	(1,315)	(316)	(851)	(873)	(488)	(1,210)	(1,136)	(1,407)	(2,977)	(2,097)
Transfers between sub-accounts (including fixed account), net	(8,615)	(37,594)	(62,827)	(358)	(842)	(1,926)	(515)	(536)	(2,195)	(245)	(601)	(5,489)
Policy loans	(340)	(1,270)	(1,267)	(81)	(315)	(502)	(156)	(381)	(454)	(251)	(626)	(841)
Loan collateral interest	121	173	140	-	-	-	-	-	-	38	70	40
Death benefits	(63)	(352)	(78)	(46)	(21)	(105)	(64)	(69)	(57)	(42)	(80)	(67)
Contract charges	(2,730)	(4,954)	(3,706)	(339)	(801)	(1,027)	(605)	(1,298)	(1,399)	(2,951)	(5,493)	(4,763)
Net increase (decrease) in net assets from contract transactions	7,568	6,615	8,038	(1,125)	(2,832)	(4,429)	(1,830)	(3,508)	(5,241)	1,733	4,659	3,256
Total increase (decrease) in net assets	7,860	8,129	9,903	(1,484)	(6,936)	(9,744)	(3,692)	(4,890)	(6,685)	895	(4,976)	(2,414)
Net assets at beginning of year	51,300	43,171	33,268	12,989	19,925	29,669	22,760	27,650	34,335	68,158	73,134	75,548
Net assets at end of period	$59,160	$51,300	$43,171	$11,505	$12,989	$19,925	$19,068	$22,760	$27,650	$69,053	$68,158	$73,134

	Fidelity's VIP II Index 500 Portfolio - IC Shares			Fidelity's VIP II Investment Grade Bond Portfolio - IC Shares			GCG Trust Fully Managed Series			GCG Trust Mid-Cap Growth Series		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:												
Net investment income (loss)	$636	$260	$137	$451	$355	$385	$(8)	$25	$-	$(1)	$-	$-
Realized gains (losses)	1,204	885	3,486	152	2	(28)	(11)	27	-	(20)	(3)	-
Unrealized appreciation (depreciation) during the period	(13,352)	(12,099)	(12,639)	(237)	326	318	(1)	(32)	-	(133)	9	-
Net increase (decrease) in net assets from operations	(11,512)	(10,954)	(9,016)	366	683	675	(20)	20	-	(154)	6	-
Contract transactions:												
Net premium payments	9,687	20,658	21,680	1,361	2,038	1,378	509	217	-	87	52	-
Surrenders	(2,199)	(3,642)	(2,072)	(174)	(360)	(200)	(33)	(1)	-	(1)	-	-
Transfers between sub-accounts (including fixed account), net	1,116	876	(4,931)	1,516	3,263	16	1,841	1,268	-	252	118	-
Policy loans	(216)	(489)	(1,492)	(47)	(316)	(69)	1	-	-	(1)	-	-
Loan collateral interest	92	124	67	19	15	9	2	-	-	-	-	-
Death benefits	(62)	(105)	(83)	(11)	(7)	(12)	-	(1)	-	-	-	-
Contract charges	(4,020)	(7,612)	(6,312)	(607)	(846)	(429)	(156)	(53)	-	(22)	(6)	-
Net increase (decrease) in net assets from contract transactions	4,398	9,810	6,857	2,057	3,787	693	2,164	1,430	-	315	164	-
Total increase (decrease) in net assets	(7,114)	(1,144)	(2,159)	2,423	4,470	1,368	2,144	1,450	-	161	170	-
Net assets at beginning of year	81,285	82,429	84,588	12,228	7,758	6,390	1,450	-	-	170	-	-
Net assets at end of period	$74,171	$81,285	$82,429	$14,651	$12,228	$7,758	$3,594	$1,450	$-	$331	$170	$-

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
For the period ended June 30, 2002, and the years ended December 31, 2001 and 2000
(In Thousands)
(Unaudited)

	ING Income Shares VP Bond Portfolio Class R Shares			ING Partners Van Kampen Comstock Portfolio Initial Class			ING Partners UBS Tactical Asset Allocation Portfolio Initial Class			ING VP Index Plus LargeCap Portfolio Class R Shares		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:												
Net investment income (loss)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Realized gains (losses)	-	-	-	-	-	-	-	-	-	-	-	-
Unrealized appreciation (depreciation) during the period	-	-	-	(2)	-	-	(1)	-	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	(2)	-	-	(1)	-	-	-	-	-
Contract transactions:												
Net premium payments	1	-	-	5	-	-	-	-	-	-	-	-
Surrenders	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between sub-accounts (including fixed account), net	13	-	-	21	-	-	5	-	-	-	-	-
Policy loans	-	-	-	-	-	-	-	-	-	-	-	-
Loan collateral interest	-	-	-	-	-	-	-	-	-	-	-	-
Death benefits	-	-	-	-	-	-	-	-	-	-	-	-
Contract charges	-	-	-	-	-	-	-	-	-	-	-	-
Net increase (decrease) in net assets from contract transactions	14	-	-	26	-	-	5	-	-	-	-	-
Total increase (decrease) in net assets	14	-	-	24	-	-	4	-	-	-	-	-
Net assets at beginning of year	-	-	-	-	-	-	-	-	-	-	-	-
Net assets at end of period	$14	$-	$-	$24	$-	$-	$4	$-	$-	$-	$-	$-

	ING VP Index Plus MidCap Portfolio Class R Shares			ING VP Index Plus Small Cap Portfolio Class R Shares			ING VP Growth Opportunities Portfolio Class R Shares			ING VP Growth + Value Portfolio Class R Shares		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:												
Net investment income (loss)	$-	$-	$-	$-	$-	$-	$(9)	$(14)	$(1)	$(62)	$(125)	$(115)
Realized gains (losses)	-	-	-	-	-	-	(917)	(276)	(1)	(7,396)	(1,286)	2,598
Unrealized appreciation (depreciation) during the period	-	-	-	(1)	-	-	425	(596)	(272)	3,887	(4,812)	(6,511)
Net increase (decrease) in net assets from operations	-	-	-	(1)	-	-	(501)	(886)	(274)	(3,571)	(6,223)	(4,028)
Contract transactions:												
Net premium payments	-	-	-	2	-	-	732	1,557	528	3,213	6,843	5,190
Surrenders	-	-	-	-	-	-	(34)	(21)	(1)	(250)	(363)	(113)
Transfers between sub-accounts (including fixed account), net	4	-	-	16	-	-	18	725	1,431	(407)	2,114	11,000
Policy loans	-	-	-	-	-	-	(1)	(7)	(2)	(21)	91	(248)
Loan collateral interest	-	-	-	-	-	-	-	-	-	15	23	10
Death benefits	-	-	-	-	-	-	(4)	-	-	(9)	(35)	(46)
Contract charges	-	-	-	-	-	-	(236)	(379)	(71)	(1,051)	(1,911)	(991)
Net increase (decrease) in net assets from contract transactions	4	-	-	18	-	-	475	1,875	1,885	1,490	6,762	14,802
Total increase (decrease) in net assets	4	-	-	17	-	-	(26)	989	1,611	(2,081)	539	10,774
Net assets at beginning of year	-	-	-	-	-	-	2,600	1,611	-	18,089	17,550	6,776
Net assets at end of period	$4	$-	$-	$17	$-	$-	$2,574	$2,600	$1,611	$16,008	$18,089	$17,550

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
For the period ended June 30, 2002, and the years ended December 31, 2001 and 2000
(In Thousands)
(Unaudited)

	ING VP High Yield Bond Portfolio Class R Shares			ING VP International Portfolio Class R Shares			ING VP MagnaCap Portfolio Class R Shares			ING VP MidCap Opportunities Portfolio Class R Shares		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:												
Net investment income (loss)	$56	$99	$77	$(7)	$58	$58	$(1)	$3	$-	$(4)	$(4)	$(1)
Realized gains (losses)	(120)	(188)	(34)	(1,058)	43	1,142	(26)	(7)	-	(204)	(107)	(6)
Unrealized appreciation (depreciation) during the period	21	74	(158)	876	(858)	(883)	(66)	(14)	(1)	2	(109)	(27)
Net increase (decrease) in net assets from operations	(43)	(15)	(115)	(189)	(757)	317	(93)	(18)	(1)	(206)	(220)	(34)
Contract transactions:												
Net premium payments	276	368	356	1,402	1,909	1,589	229	247	36	357	517	133
Surrenders	(22)	(36)	(9)	(52)	(201)	(50)	(3)	(6)	-	(18)	(12)	-
Transfers between sub-accounts (including fixed account), net	132	147	(19)	1,958	1,488	700	388	208	108	34	774	331
Policy loans	(6)	9	-	(18)	(39)	(36)	(1)	-	-	(6)	(7)	5
Loan collateral interest	-	1	-	6	8	5	-	-	-	-	-	-
Death benefits	(2)	(4)	(3)	(5)	(14)	(15)	-	-	-	(1)	-	-
Contract charges	(106)	(148)	(75)	(447)	(601)	(334)	(67)	(63)	(8)	(111)	(156)	(18)
Net increase (decrease) in net assets from contract transactions	272	337	250	2,844	2,550	1,859	546	386	136	255	1,116	451
Total increase (decrease) in net assets	229	322	135	2,655	1,793	2,176	453	368	135	49	896	417
Net assets at beginning of year	1,220	898	763	7,806	6,013	3,837	503	135	-	1,313	417	-
Net assets at end of period	$1,449	$1,220	$898	$10,461	$7,806	$6,013	$956	$503	$135	$1,362	$1,313	$417

	ING VP Research Enhanced Index Portfolio Class R Shares			ING VP SmallCap Opportunities Portfolio Class R Shares			Janus Aspen Series Aggressive Growth Portfolio			Janus Aspen Series Growth Portfolio		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:												
Net investment income (loss)	$(7)	$(5)	$(8)	$(92)	$(191)	$(188)	$(98)	$(231)	$2,113	$(106)	$(208)	$558
Realized gains (losses)	(179)	(76)	(64)	(2,654)	(382)	3,106	(18,953)	(1,458)	5,151	(5,177)	(464)	1,973
Unrealized appreciation (depreciation) during the period	(117)	(204)	(260)	(4,829)	(8,302)	(4,345)	12,946	(15,612)	(26,058)	410	(8,582)	(8,901)
Net increase (decrease) in net assets from operations	(303)	(285)	(332)	(7,575)	(8,875)	(1,427)	(6,105)	(17,301)	(18,794)	(4,873)	(9,254)	(6,370)
Contract transactions:												
Net premium payments	310	601	717	3,923	7,578	6,757	5,438	13,259	14,541	4,088	10,025	11,099
Surrenders	(52)	(56)	(17)	(281)	(559)	(374)	(610)	(928)	(859)	(432)	(863)	(388)
Transfers between sub-accounts (including fixed account), net	(44)	(14)	54	713	3,454	14,176	(1,718)	(18)	22,328	(1,159)	(749)	13,751
Policy loans	(5)	(15)	(22)	(181)	(166)	(205)	(63)	(126)	(572)	(39)	47	(246)
Loan collateral interest	2	3	2	11	15	6	34	65	43	12	36	19
Death benefits	-	-	-	(21)	(30)	(2)	(30)	(46)	(23)	(47)	(314)	(15)
Contract charges	(110)	(207)	(171)	(1,297)	(2,429)	(1,475)	(1,852)	(3,899)	(3,312)	(1,572)	(3,195)	(2,442)
Net increase (decrease) in net assets from contract transactions	101	312	563	2,867	7,863	18,883	1,199	8,307	32,146	851	4,987	21,778
Total increase (decrease) in net assets	(202)	27	231	(4,708)	(1,012)	17,456	(4,906)	(8,994)	13,352	(4,022)	(4,267)	15,408
Net assets at beginning of year	2,208	2,181	1,950	26,824	27,836	10,380	30,499	39,493	26,141	29,811	34,078	18,670
Net assets at end of period	$2,006	$2,208	$2,181	$22,116	$26,824	$27,836	$25,593	$30,499	$39,493	$25,789	$29,811	$34,078

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
For the period ended June 30, 2002, and the years ended December 31, 2001 and 2000
(In Thousands)
(Unaudited)

	Janus Aspen Series International Growth Portfolio			Janus Aspen Series Worldwide Growth Portfolio			Neuberger Berman AMT Limited Maturity Bond Portfolio			Neuberger Berman AMT Partners Portfolio		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:												
Net investment income (loss)	$13	$70	$169	$(6)	$(157)	$706	$376	$236	$180	$5	$(42)	$(7)
Realized gains (losses)	(856)	(9,178)	5,310	(11,389)	(6,930)	15,144	34	(15)	(59)	(311)	37	1,107
Unrealized appreciation (depreciation) during the period	(956)	4,758	(8,683)	3,980	(7,615)	(27,191)	(255)	187	97	(754)	(330)	(1,093)
Net increase (decrease) in net assets from operations	(1,799)	(4,350)	(3,204)	(7,415)	(14,702)	(11,341)	155	408	218	(1,060)	(335)	7
Contract transactions:												
Net premium payments	2,754	5,328	5,497	6,944	15,560	16,869	1,312	1,585	1,174	1,034	2,102	2,594
Surrenders	(318)	(397)	(195)	(709)	(1,467)	(1,186)	(115)	(127)	(40)	(130)	(612)	(191)
Transfers between sub-accounts (including fixed account), net	1,981	729	6,371	(1,327)	(247)	5,653	1,500	1,976	(183)	229	89	(1,458)
Policy loans	(37)	(103)	(116)	(104)	(383)	(645)	(15)	40	(9)	(7)	(23)	(19)
Loan collateral interest	19	35	22	43	74	39	4	4	1	5	4	1
Death benefits	(12)	(38)	(27)	(70)	(293)	(86)	(3)	(2)	(13)	(3)	(4)	(8)
Contract charges	(998)	(1,751)	(1,164)	(2,511)	(4,982)	(4,053)	(438)	(592)	(295)	(443)	(830)	(657)
Net increase (decrease) in net assets from contract transactions	3,389	3,803	10,388	2,266	8,262	16,591	2,245	2,884	635	685	726	262
Total increase (decrease) in net assets	1,590	(547)	7,184	(5,149)	(6,440)	5,250	2,400	3,292	853	(375)	391	269
Net assets at beginning of year	18,555	19,102	11,918	53,757	60,197	54,947	7,482	4,190	3,337	9,503	9,112	8,843
Net assets at end of period	$20,145	$18,555	$19,102	$48,608	$53,757	$60,197	$9,882	$7,482	$4,190	$9,128	$9,503	$9,112

	Neuberger Berman AMT Socially Responsive Portfolio			OCC Accumulation Trust Equity Portfolio			OCC Accumulation Trust Global Equity Portfolio			OCC Accumulation Trust Managed Portfolio		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:												
Net investment income (loss)	$(2)	$(2)	$(1)	$20	$(9)	$(1)	$1	$(13)	$1	$112	$84	$27
Realized gains (losses)	(23)	(5)	-	(115)	(47)	147	(138)	(142)	141	(172)	56	205
Unrealized appreciation (depreciation) during the period	(28)	(3)	2	(426)	(255)	91	22	(72)	(55)	(724)	(546)	230
Net increase (decrease) in net assets from operations	(53)	(10)	1	(521)	(311)	237	(115)	(227)	87	(784)	(406)	462
Contract transactions:												
Net premium payments	177	227	108	574	1,090	647	220	324	390	1,164	1,672	1,450
Surrenders	(4)	(6)	(3)	(69)	(61)	(52)	(11)	(22)	(26)	(124)	(178)	(120)
Transfers between sub-accounts (including fixed account), net	23	279	92	234	1,720	80	180	165	(132)	1,164	1,426	(622)
Policy loans	(1)	(1)	-	(30)	(5)	(15)	(4)	(45)	(13)	(17)	(50)	(55)
Loan collateral interest	-	-	-	2	1	-	1	2	1	9	8	5
Death benefits	-	-	-	(2)	(5)	-	-	-	-	(2)	(9)	(1)
Contract charges	(57)	(89)	(25)	(248)	(338)	(157)	(81)	(144)	(82)	(465)	(649)	(417)
Net increase (decrease) in net assets from contract transactions	138	410	172	461	2,402	503	305	280	138	1,729	2,220	240
Total increase (decrease) in net assets	85	400	173	(60)	2,091	740	190	53	225	945	1,814	702
Net assets at beginning of year	621	221	48	4,625	2,534	1,794	1,479	1,426	1,201	7,904	6,090	5,388
Net assets at end of period	$706	$621	$221	$4,565	$4,625	$2,534	$1,669	$1,479	$1,426	$8,849	$7,904	$6,090

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
For the period ended June 30, 2002, and the years ended December 31, 2001 and 2000
(In Thousands)
(Unaudited)

	OCC Accumulation Trust Small Cap Portfolio			Pioneer Variable Contract Trust Mid-Cap Value VCT Portfolio Class 1			Pioneer Variable Contract Trust Small Cap Value VCT Portfolio Class 1			Putnam VT Asia Pacific Growth Fund Class IA Shares		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:												
Net investment income (loss)	$(39)	$(13)	$(14)	$-	$-	$-	$-	$-	$-	$6	$(15)	$114
Realized gains (losses)	2,252	635	165	2	-	-	-	-	-	(106)	250	77
Unrealized appreciation (depreciation) during the period	(2,493)	256	1,599	(6)	-	-	-	-	-	156	(749)	(2,129)
Net increase (decrease) in net assets from operations	(280)	878	1,750	(4)	-	-	-	-	-	56	(514)	(1,938)
Contract transactions:												
Net premium payments	1,391	1,966	1,416	5	-	-	4	-	-	16	(10)	3
Surrenders	(117)	(218)	(83)	-	-	-	-	-	-	(22)	(67)	(95)
Transfers between sub-accounts (including fixed account), net	2,382	3,019	(604)	57	-	-	24	-	-	(42)	(91)	(150)
Policy loans	(21)	(59)	(33)	-	-	-	-	-	-	(4)	(19)	(56)
Loan collateral interest	8	8	2	-	-	-	-	-	-	-	-	-
Death benefits	(8)	(3)	(20)	-	-	-	-	-	-	-	-	-
Contract charges	(593)	(788)	(359)	(1)	-	-	(1)	-	-	(41)	(95)	(137)
Net increase (decrease) in net assets from contract transactions	3,042	3,925	319	61	-	-	27	-	-	(93)	(282)	(435)
Total increase (decrease) in net assets	2,762	4,803	2,069	57	-	-	27	-	-	(37)	(796)	(2,373)
Net assets at beginning of year	10,997	6,194	4,125	-	-	-	-	-	-	1,433	2,229	4,602
Net assets at end of period	$13,759	$10,997	$6,194	$57	$-	$-	$27	$-	$-	$1,396	$1,433	$2,229

	Putnam VT Diversified Income Fund Class IA Shares			Putnam VT Growth and Income Fund Class IA Shares			Putnam VT New Opportunities Fund Class IA Shares			Putnam VT Small Cap Value Fund Class IA Shares		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:												
Net investment income (loss)	$102	$89	$114	$505	$342	$363	$(147)	$(341)	$(555)	$(1)	$(3)	$-
Realized gains (losses)	(32)	(61)	(46)	(922)	(859)	3,849	(719)	7,190	5,846	132	41	-
Unrealized appreciation (depreciation) during the period	(56)	12	(80)	(3,766)	(2,653)	(1,155)	(7,480)	(22,537)	(23,233)	(174)	62	-
Net increase (decrease) in net assets from operations	14	40	(12)	(4,183)	(3,170)	3,057	(8,346)	(15,688)	(17,942)	(43)	100	-
Contract transactions:												
Net premium payments	(1)	7	(9)	3,687	7,601	7,739	4,446	9,976	10,644	437	162	-
Surrenders	(27)	(43)	(49)	(750)	(1,578)	(1,022)	(627)	(1,820)	(1,520)	(21)	(1)	-
Transfers between sub-accounts (including fixed account), net	(16)	(80)	(165)	(19)	1,574	(1,817)	(1,288)	(20)	3,840	1,621	998	-
Policy loans	(5)	(18)	(33)	(81)	(421)	(424)	(125)	(394)	(1,013)	(45)	(4)	-
Loan collateral interest	-	-	-	40	56	35	37	59	31	1	-	-
Death benefits	-	-	-	(42)	(90)	(126)	(15)	(17)	(147)	-	(1)	-
Contract charges	(39)	(81)	(74)	(1,771)	(3,282)	(2,417)	(1,631)	(3,416)	(3,627)	(165)	(55)	-
Net increase (decrease) in net assets from contract transactions	(88)	(215)	(330)	1,064	3,860	1,968	797	4,368	8,208	1,828	1,099	-
Total increase (decrease) in net assets	(74)	(175)	(342)	(3,119)	690	5,025	(7,549)	(11,320)	(9,734)	1,785	1,199	-
Net assets at beginning of year	1,248	1,423	1,765	43,533	42,843	37,818	38,232	49,552	59,286	1,199	-	-
Net assets at end of period	$1,174	$1,248	$1,423	$40,414	$43,533	$42,843	$30,683	$38,232	$49,552	$2,984	$1,199	$-

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
For the period ended June 30, 2002, and the years ended December 31, 2001 and 2000
(In Thousands)
(Unaudited)

	Putnam VT Utilities Growth and Income Fund Class IA Shares			Putnam VT Voyager Fund Class IA Shares		
	2002	2001	2000	2002	2001	2000
Increase (decrease) in net assets from operations:						
Net investment income (loss)	$49	$56	$67	$343	$(791)	$(1,193)
Realized gains (losses)	(43)	100	263	(1,729)	24,195	21,779
Unrealized appreciation (depreciation) during the period	(300)	(778)	101	(16,061)	(52,546)	(46,020)
Net increase (decrease) in net assets from operations	(294)	(622)	431	(17,447)	(29,142)	(25,434)
Contract transactions:						
Net premium payments	-	-	(2)	8,837	20,445	22,530
Surrenders	(18)	(109)	(65)	(1,900)	(4,303)	(4,056)
Transfers between sub-accounts (including fixed account), net	(17)	(57)	(283)	(1,506)	(915)	797
Policy loans	(3)	(38)	(54)	(387)	(928)	(2,120)
Loan collateral interest	-	-	-	97	160	100
Death benefits	-	(18)	(6)	(67)	(124)	(306)
Contract charges	(58)	(143)	(156)	(3,892)	(7,993)	(7,857)
Net increase (decrease) in net assets from contract transactions	(96)	(365)	(566)	1,182	6,342	9,088
Total increase (decrease) in net assets	(390)	(987)	(135)	(16,265)	(22,800)	(16,346)
Net assets at beginning of year	1,915	2,902	3,037	101,802	124,602	140,948
Net assets at end of period	$1,525	$1,915	$2,902	$85,537	$101,802	$124,602

The accompanying notes are an integral part of the financial statements.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

1. Organization:

ReliaStar Select★Life Variable Account (the "Account") is a separate account of ReliaStar Life Insurance Company ("ReliaStar Life"), a wholly-owned subsidiary of ING ReliaStar Financial Corp, which is itself an indirect wholly-owned subsidiary of ING Groep N.V. The Account is registered as a unit investment trust under the Investment Company Act of 1940.

The Account consists of the Select★Life I product and Select★Life Series 2000 funds, which incorporates Select★Life II, Select★Life III, Variable Estate Design, Variable Accumulation Design and Flex Design products. Payments received for the policies under these products are allocated to sub-accounts of the Account, each of which is invested in one of the following funds during the year:

The Alger American Fund
Growth Portfolio
Leveraged AllCap Portfolio
MidCap Growth Portfolio
Small Capitalization Portfolio

AIM Variable Insurance Funds
AIM V.I. Dent Demographic Trends Fund - Series I Shares

Fidelity's Variable Insurance Products Fund (VIP)
VIP Equity-Income Portfolio - IC Shares
VIP Growth Portfolio - IC Shares
VIP High Income Portfolio - IC Shares
VIP Money Market Portfolio - IC Shares
VIP Overseas Portfolio - IC Shares

Fidelity's Variable Insurance Products Fund II (VIP II)
VIP II Asset Manager Portfolio - IC Shares
VIP II Contrafund Portfolio - IC Shares
VIP II Index 500 Portfolio - IC Shares
VIP II Investment Grade Bond Portfolio - IC Shares

The GCG Trust
GCG Trust Fully Managed Series - Class S Shares
GCG Trust Mid-Cap Growth Series - Class S Shares

ING Income Shares
ING VP Bond Portfolio - Class R Shares

ING Partners
Van Kampen Comstock Portfolio - Initial Class
UBS Tactical Asset Allocation Portfolio - Initial Class

ING Variable Portfolios, Inc.
ING VP Index Plus LargeCap Portfolio - Class R Shares
ING VP Index Plus MidCap Portfolio - Class R Shares
ING VP Index Plus Small Cap Portfolio - Class R Shares

ING Variable Products Trust
ING VP Growth Opportunities Portfolio - Class R Shares
ING VP Growth + Value Fund Portfolio - Class R Shares
ING VP High Yield Bond Portfolio - Class R Shares
ING VP International Value Portfolio - Class R Shares
ING VP MagnaCap Portfolio - Class R Shares
ING VP MidCap Opportunities Portfolio - Class R Shares
ING VP Research Enhanced Index Portfolio - Class R Shares
ING VP SmallCap Opportunities Portfolio - Class R Shares

Janus Aspen Series
Aggressive Growth Portfolio - Institutional Shares
Growth Portfolio - Institutional Shares
International Growth Portfolio - Institutional Shares
Worldwide Growth Portfolio - Institutional Shares

Neuberger Berman Advisers Management Trust
AMT Limited Maturity Bond Portfolio
AMT Partners Portfolio
AMT Socially Responsive Portfolio

OCC Accumulation Trust
Equity Portfolio
Global Equity Portfolio
Managed Portfolio
Small Cap Portfolio

Pioneer Variable Contract Trust
Mid-Cap Value VCT Portfolio - Class 1
Small Cap Value VCT Portfolio - Class 1

Putnam Variable Trust
Putnam VT Asia Pacific Growth Fund - Class IA Shares
Putnam VT Diversified Income Fund - Class IA Shares
Putnam VT Growth and Income Fund - Class IA Shares
Putnam VT New Opportunities Fund - Class IA Shares
Putnam VT Small Cap Value Fund - Class IA Shares
Putnam VT Utilities Growth and Income Fund - Class IA Shares
Putnam VT Voyager Fund - Class IA Shares

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
NOTES TO FINANCIAL STATEMENTS, Continued
(Unaudited)

1.   Organization, continued:

AIM Advisors, Inc. is the investment adviser for the AIM V.I. Dent Demographic Trends Fund and is paid fees for its services by the fund. Fred Alger Management, Inc. is the investment adviser for the four portfolios of The Alger American Fund and is paid fees for its services by The Alger American Fund Portfolios. Fidelity Management & Research Company is the investment adviser for Fidelity Variable Insurance Products Fund (VIP) and Variable Insurance Products Fund II (VIP II) and is paid for its services by the VIP and VIP II Portfolios. Directed Services, Inc. is the investment adviser for the two funds of The GCG Trust and is paid fees for its services by The GCG Trust. ING Investments, LLC, an affiliate of ReliaStar Life, is the investment adviser for the ING Income Shares Portfolio, the three ING Variable Portfolios, Inc. and the eight ING Variable Products Trust Portfolios and is paid fees for its services by the Portfolios. ING Life Insurance and Annuity Company is the investment adviser for the two portfolios of ING Partners, Inc. and is paid fees for its services by ING Partners, Inc. Janus Capital Corporation is the investment adviser for the four portfolios of Janus Aspen Series and is paid fees for its services by the Janus Aspen Series Portfolios. Neuberger Berman Management, Inc. is the investment manager for the three portfolios of the Neuberger Berman Advisers Management Trust and is paid fees for its services by the Neuberger Berman Advisers Management Trust Portfolios. OpCap Advisors is the investment adviser for the four Portfolios of the OCC Accumulation Trust and is paid fees for its services by the OCC Accumulation Trust Funds. Pioneer Investment Management, Inc. is the investment adviser for Pioneer Variable Contracts Trust and is paid fees for its services by Pioneer Variable Contracts Trust. Putnam Investment Management, Inc. is the investment adviser for Putnam Variable Trust and is paid fees for its services by Putnam Variable Trust. Further information is contained in the related funds' prospectuses.

Fidelity VIP II Contrafund Portfolio is a registered trademark of FMR Corporation.

On April 28, 2000, Pilgrim Advisors, Inc. merged with Pilgrim Investments, Inc.

On May 1, 2000, Northstar Galaxy Trust Portfolio changed its name to Pilgrim Variable Products Trust Portfolio (VP). Also on May 1, 2000, the Northstar Galaxy Trust Emerging Growth Portfolio and the Northstar Galaxy Trust Growth and Value Portfolio changed their names to Pilgrim VP SmallCap Opportunities Portfolio and Pilgrim VP Growth + Value Portfolio, respectively. In addition, sub-accounts investing in Pilgrim VP MagnaCap Portfolio, Pilgrim VP Growth Opportunities Portfolio, Pilgrim VP MidCap Opportunities Portfolio, Alger Leveraged AllCap Portfolio and AIM VI Dent Demographic Trends Fund were made available to purchasers of products held in the ReliaStar Life's Select★Life Variable Account.

On May 1, 2001, sub-accounts investing in Putnam VT Small Cap Value Fund, GCG Trust Fully Managed Fund and GCG Trust Mid-Cap Growth Series Fund were made available to purchasers of ReliaStar Life's Select★Life Variable Account.

On May 1, 2002, Pilgrim Variable Products Trust Portfolio (VP) changed its name to ING Variable Products Trust Portfolio (VP). Also on May 1, 2002, sub-accounts investing in ING VP Bond Portfolio, Van Kampen Comstock Portfolio, UBS Asset Allocation Portfolio, ING VP Index Plus LargeCap Portfolio, ING VP Index Plus MidCap Portfolio, ING VP Index Plus SmallCap Portfolio, Pioneer Mid-Cap Value VCT Portfolio and Pioneer Small Cap Value VCT Portfolio were made available to purchasers of products held in the ReliaStar Life's Select★Life Variable Account.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
NOTES TO FINANCIAL STATEMENTS, Continued
(Unaudited)

2. **Significant Account Policies:**

Investments: The market value of investments in the sub-accounts is based on the closing net asset values of the fund shares held at the end of the year. Investment transactions are accounted for on the trade date (date the order to purchase or redeem is executed) and dividend income and capital gain distributions are reinvested on the ex-dividend date. Net realized gains and losses on redemptions of shares of the funds are determined on the basis of specific identification of fund share costs.

Federal Income Taxes: The operations of the Account are included in the federal income tax return of ReliaStar Life, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (IRC). Under the current provisions of the IRC, ReliaStar Life does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. ReliaStar Life will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported therein. Actual results could differ from these estimates.

3. **Charges and Transfers:**

ReliaStar Life makes certain charges to Policy Owners' Variable Accumulation Values in the Account in accordance with the terms of the policies. These charges are set forth in the policies and may include: cost of insurance charge; monthly expense charge; death benefit guarantee charge; optional insurance benefit charges; and surrender charges net of any sales charge refunds. Transfers to (from) ReliaStar Life relate to gains and losses resulting from actual mortality experience, the full responsibility for which is assumed by ReliaStar Life, policyholder transfers between the general account and the sub-accounts and other policyholder activity including contract deposit and withdrawals. Unsettled transactions as of the reporting date appear on a net basis in the line Payable to (from) ReliaStar Life Insurance Company.

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
NOTES TO FINANCIAL STATEMENTS, Continued
(Unaudited)

4. **Purchases and Sales of Investments:**

The cost of purchases and proceeds from sales of investments for the period ended June 30, 2002 were as follows (in thousands):

	Cost of Purchases	Proceeds From Sales
Fund		
The Alger American Fund:		
Alger American Growth Portfolio	$15,072	$11,476
Alger American Leveraged AllCap Portfolio	1,748	1,056
Alger American MidCap Growth Portfolio	10,157	6,870
Alger American Small Capitalization Portfolio	10,833	10,247
AIM Variable Insurance Funds:		
AIM VI Dent Demographic Trends Fund - Series I Shares	3,242	2,681
Fidelity's Variable Insurance Products Fund (VIP):		
VIP Equity-Income Portfolio - IC Shares	26,967	24,605
VIP Growth Portfolio - IC Shares	11,555	12,643
VIP High Income Portfolio - IC Shares	20,229	21,113
VIP Money Market Portfolio - IC Shares	215,788	207,940
VIP Overseas Portfolio - IC Shares	543	1,625
Fidelity's Variable Insurance Products Fund II (VIP II):		
VIP II Asset Manager Portfolio - IC Shares	1,133	2,232
VIP II Contrafund Portfolio - IC Shares	15,113	13,119
VIP II Index 500 Portfolio - IC Shares	22,289	17,265
VIP II Investment Grade Bond Portfolio - IC Shares	13,799	11,291
The GCG Trust:		
GCG Trust Fully Managed - Class S Shares	3,240	1,083
GCG Trust Mid-Cap Growth Series - Class S Shares	1,145	830
ING Income Shares:		
ING VP Bond Portfolio - Class R Shares	14	-
ING Partners:		
Van Kampen Comstock Portfolio - Initial Class	26	-
UBS Tactical Asset Allocation Portfolio - Initial Class	5	-
ING Variable Portfolios, Inc:		
ING VP Index Plus LargeCap Portfolio - Class R Shares	-	-
ING VP Index Plus MidCap Portfolio - Class R Shares	4	-
ING VP Index Plus SmallCap Portfolio - Class R Shares	19	1
ING Variable Products Trust:		
ING VP Growth Opportunities Portfolio - Class R Shares	1,678	1,213
ING VP Growth + Value Portfolio - Class R Shares	9,085	7,657
ING VP High Yield Bond Portfolio - Class R Shares	801	478
ING VP International Value Portfolio - Class R Shares	19,046	16,210
ING VP MagnaCap Portfolio - Class R Shares	928	382
ING VP MidCap Opportunities Portfolio - Class R Shares	1,160	908
ING VP Research Enhanced Index Portfolio - Class R Shares	1,690	1,595
ING VP SmallCap Opportunities Portfolio - Class R Shares	9,903	7,119
Janus Aspen Series:		
Aggressive Growth Portfolio - Institutional Shares	$11,481	$10,352
Growth Portfolio - Institutional Shares	10,246	9,552

4.   **Purchases and Sales of Investments, continued:**

	Cost of Purchases	Proceeds From Sales
Fund		
International Growth Portfolio - Institutional Shares	117,998	114,595
Worldwide Growth Portfolio - Institutional Shares	18,177	15,912
Neuberger Berman Advisers Management Trust:		
AMT Limited Maturity Bond Portfolio	10,699	8,078
AMT Partners Portfolio	9,683	8,991
AMT Socially Responsive Portfolio	657	521
OCC Accumulation Trust:		
Equity Portfolio	3,407	2,888
Global Equity Portfolio	2,048	1,742
Managed Portfolio	5,056	3,215
Small Cap Portfolio	18,407	13,751
Pioneer Variable Contract Trust:		
Mid-Cap Value VCT Portfolio - Class I	64	1
Small Cap Value VCT Portfolio - Class I	27	-
Putnam Variable Trust:		
Putnam VT Asia Pacific Growth Fund -- Class IA Shares	37	125
Putnam VT Diversified Income Fund -- Class IA Shares	108	92
Putnam VT Growth and Income Fund -- Class IA Shares	10,944	9,140
Putnam VT New Opportunities Fund -- Class IA Shares	8,567	7,901
Putnam VT Small Cap Value Fund -- Class IA Shares	58	106
Putnam VT Utilities Growth and Income Fund -- Class IA Shares	18,197	16,346
Putnam VT Voyager Fund -- Class IA Shares	13,790	12,270
Total Assets	$676,863	$617,217

5.   **Changes in Units Outstanding**

The changes in units outstanding for the period ended June 30, 2002, and the year ended December 31, 2001 were as follows:

	2002			2001		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
The Alger American Fund:						
Alger American Growth Portfolio	1,369,757	1,109,629	260,128	2,844,523	2,333,662	510,861
Alger American Leveraged AllCap Portfolio	515,673	396,478	119,195	1,201,387	963,169	238,218
Alger American MidCap Growth Portfolio	1,164,966	963,052	201,914	2,663,327	2,370,044	293,283
Alger American Small Capitalization Portfolio	1,987,319	1,927,747	59,572	2,520,020	2,378,744	141,276
AIM Variable Insurance Funds:						
AIM VI Dent Demographic Trends Fund - Series I Shares	1,035,555	924,493	111,062	1,039,133	686,828	352,305
Fidelity's Variable Insurance Products Fund (VIP):						
VIP Equity-Income Portfolio -- IC Shares	1,692,406	1,730,408	(38,002)	2,672,334	2,409,304	263,030
VIP Growth Portfolio -- IC Shares	878,747	881,324	(2,577)	1,320,783	1,297,324	23,459
VIP High Income Portfolio -- IC Shares	2,147,518	2,343,886	(196,368)	4,693,711	4,405,198	288,513
VIP Money Market Portfolio -- IC Shares	21,923,128	21,438,410	484,718	29,870,605	29,461,139	409,466
VIP Overseas Portfolio -- IC Shares	57,958	131,093	(73,135)	19,396	185,804	(166,408)

5. Changes in Units Outstanding, continued:

	2002			2001		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Fidelity's Variable Insurance Products Fund II (VIP II):						
VIP II Asset Manager Portfolio -- IC Shares	15,978	108,951	(92,973)	901	176,347	(175,446)
VIP II Contrafund Portfolio -- IC Shares	1,148,098	1,091,376	56,722	1,491,555	1,324,723	166,832
VIP II Index 500 Portfolio -- IC Shares	1,380,936	1,227,103	153,833	1,129,297	809,506	319,791
VIP II Investment Grade Bond Portfolio -- IC Shares	1,336,774	1,214,637	122,137	917,032	688,212	228,820
The GCG Trust						
GCG Trust Fully Managed - Class S Shares	640,673	439,067	201,606	655,975	513,672	142,303
GCG Trust Mid-Cap Growth Series - Class S Shares	522,224	472,235	49,989	495,084	473,392	21,692
ING Income Shares:						
ING VP Bond Portfolio - Class R Shares	151,207	149,870	1,337	-	-	-
ING Partners:						
Van Kampen Comstock Portfolio - Initial Class	5,668	3,097	2,571	-	-	-
UBS Tactical Asset Allocation Portfolio - Initial Class	483	15	468	-	-	-
ING Variable Portfolios, Inc.:						
ING VP Index Plus LargeCap Portfolio - Class R Shares	164	164	-	-	-	-
ING VP Index Plus MidCap Portfolio - Class R Shares	2,415	1,983	432	-	-	-
ING VP Index Plus SmallCap Portfolio - Class R Shares	11,251	9,339	1,912	-	-	-
ING Variable Products Trust:						
ING VP Growth Opportunities Portfolio - Class R Shares	479,324	388,235	91,089	1,054,740	761,226	293,514
ING VP Growth + Value Portfolio - Class R Shares	942,747	837,587	105,160	1,806,053	1,400,144	405,909
ING VP High Yield Bond Portfolio - Class R Shares	125,933	96,622	29,311	1,453,770	1,418,573	35,197
ING VP International Value Portfolio - Class R Shares	1,911,665	1,736,528	175,137	2,452,062	2,297,505	154,557
ING VP MagnaCap Portfolio - Class R Shares	177,525	117,307	60,218	100,648	58,451	42,197
ING VP MidCap Opportunities Portfolio - Class R Shares	278,508	235,465	43,043	828,951	659,104	169,847
ING VP Research Enhanced Index Portfolio - Class R Shares	155,335	147,708	7,627	324,092	299,355	24,737
ING VP SmallCap Opportunities Portfolio - Class R Shares	607,545	507,833	99,712	980,620	758,233	222,387
Janus Aspen Series:						
Aggressive Growth Portfolio - Institutional Shares	1,200,508	1,112,666	87,842	1,434,564	951,785	482,779
Growth Portfolio - Institutional Shares	937,800	879,350	58,450	1,038,061	711,787	326,274
International Growth Portfolio - Institutional Shares	11,670,328	11,342,824	327,504	7,269,147	6,975,373	293,774
Worldwide Growth Portfolio - Institutional Shares	1,756,486	1,598,895	157,591	3,672,309	3,151,639	520,670
Neuberger Berman Advisers Management Trust:						
AMT Limited Maturity Bond Portfolio	1,190,722	1,016,048	174,674	563,497	331,074	232,423
AMT Partners Portfolio	1,346,522	1,291,324	55,198	1,737,807	1,679,667	58,140
AMT Socially Responsive Portfolio	58,982	45,389	13,593	249,366	209,481	39,885
OCC Accumulation Trust:						
Equity Portfolio	515,205	478,773	36,432	516,065	336,127	179,938
Global Equity Portfolio	217,631	191,892	25,739	1,420,531	1,399,989	20,542
Managed Portfolio	1,298,891	1,155,862	143,029	512,315	334,454	177,861
Small Cap Portfolio	1,791,586	1,589,777	201,809	2,007,198	1,706,244	300,954
Pioneer Variable Contract Trust						
Mid-Cap Value VCT Portfolio - Class I	20,918	14,724	6,194	-	-	-
Small Cap Value VCT Portfolio - Class I	8,091	5,259	2,832	-	-	-
Putnam Variable Trust:						
Putnam VT Asia Pacific Growth Fund -- Class IA Shares	2,808	15,210	(12,402)	399	33,677	(33,278)
Putnam VT Diversified Income Fund -- Class IA Shares	76	6,592	(6,516)	322	16,982	(16,660)
Putnam VT Growth and Income Fund -- Class IA Shares	833,935	797,832	36,103	1,451,678	1,315,680	135,998
Putnam VT New Opportunities Fund -- Class IA Shares	704,183	670,862	33,321	966,248	788,719	177,529
Putnam VT Small Cap Value Fund -- Class IA Shares	2,228,849	2,074,658	154,191	1,912,842	1,803,926	108,916
Putnam VT Utilities Growth and Income Fund -- Class IA Shares	904	6,724	(5,820)	66	18,198	(18,132)
Putnam VT Voyager Fund -- Class IA Shares	954,088	924,789	29,299	1,226,963	1,037,282	189,681

RELIASTAR SELECT★LIFE VARIABLE ACCOUNT
NOTES TO FINANCIAL STATEMENTS, Continued
(Unaudited)

6.   **Unit Values**

A summary of accumulation unit values and accumulation units outstanding for variable life contracts, expense ratios, excluding expenses of the underlying funds, investment income ratios and total returns for the period ended June 30, 2002 and the year ended December 31, 2001, follows:

	Select*Life I Units	Select*Life Series 2000 Units	Net Assets Select*Life I Unit Value	Select*Life Series 2000 Unit Value	(000's)	Expense Ratio	Investment Income Ratio	Select*Life I Total Return	Select*Life Series 2000 Total Return
Alger American Growth Portfolio									
2002	225,681	3,108,157	$11.51	$11.97	$39,806	0.0% to 0.8%[1]	0.04%[1]	-18.70%[2]	-18.38%[2]
2001	230,172	2,843,538	14.16	14.67	44,966	0.0% to 0.8%	0.23%	-12.53%	-11.81%
Alger American Leveraged AllCap Portfolio									
2002	-	574,642	-	5.08	2,917	0.0%[1]	0.00%[1]	0.00%[2]	-20.03%[2]
2001	-	455,447	-	6.35	2,891	0.0%	0.00%	0.00%	-15.93%
Alger American MidCap Growth Portfolio									
2002	118,912	1,005,787	13.91	14.47	16,206	0.0% to 0.8%[1]	0.00%[1]	-16.35%[2]	-16.02%[2]
2001	109,647	813,139	16.63	17.23	15,831	0.0% to 0.8%	0.00%	-7.28%	-6.52%
Alger American Small Capitalization Portfolio									
2002	66,206	729,764	7.06	7.34	5,826	0.0% to 0.8%[1]	0.00%[1]	-14.60%[2]	-14.26%[2]
2001	71,919	664,479	8.27	8.56	6,285	0.0% to 0.8%	0.05%	-30.08%	-29.51%
AIM VI Dent Demographic Trends Fund									
2002	-	913,407	-	4.29	3,918	0.0%[1]	0.00%[1]	0.00%[2]	-20.04%[2]
2001	-	802,345	-	5.36	4,304	0.0%	0.00%	0.00%	-31.91%
Fidelity's VIP Equity-Income Portfolio -- IC Shares									
2002	869,194	2,479,551	38.82	24.20	93,735	0.0% to 0.8%[1]	1.58%[1]	-6.52%[2]	-6.15%[2]
2001	891,044	2,495,703	41.52	25.78	101,346	0.0% to 0.8%	1.69%	-5.72%	-4.96%
Fidelity's VIP Growth Portfolio -- IC Shares									
2002	1,160,731	3,273,178	39.55	21.74	117,081	0.0% to 0.8%[1]	0.20%[1]	-19.57%[2]	-19.25%[2]
2001	1,217,904	3,218,582	49.17	26.93	146,559	0.0% to 0.8%	0.08%	-18.31%	-17.65%
Fidelity's VIP High Income Portfolio -- IC Shares									
2002	243,108	794,048	19.56	10.69	13,246	0.0% to 0.8%[1]	9.55%[1]	-4.78%[2]	-4.41%[2]
2001	246,997	986,526	20.54	11.19	16,110	0.0% to 0.8%	12.86%	-12.44%	-11.73%
Fidelity's VIP Money Market Portfolio -- IC Shares									
2002	347,938	3,433,939	19.89	15.21	59,160	0.0% to 0.8%[1]	1.05%[1]	0.50%[2]	0.89%[2]
2001	336,275	2,960,883	19.79	15.08	51,300	0.0% to 0.8%	4.00%	3.35%	4.19%
Fidelity's VIP Overseas Portfolio -- IC Shares									
2002	233,959	499,668	19.35	13.96	11,505	0.0% to 0.8%[1]	0.57%[1]	-2.87%[2]	-2.49%[2]
2001	256,014	550,747	19.93	14.32	12,989	0.0% to 0.8%	5.72%	-21.80%	-21.17%
Fidelity's VIP II Asset Manager Portfolio -- IC Shares									
2002	465,031	538,997	22.14	16.27	19,068	0.0% to 0.8%[1]	3.33%[1]	-8.73%[2]	-8.37%[2]
2001	504,235	592,768	24.26	17.76	22,760	0.0% to 0.8%	4.43%	-4.86%	-4.09%

[1]   Annualized
[2]   Total Return not annualized

6. Unit Values, continued:

	Select*Life I Units	Select*Life Series 2000 Units	Net Assets: Select*Life I Unit Value	Net Assets: Select*Life Series 2000 Unit Value	Net Assets: (000's)	Expense Ratio	Investment Income Ratio	Select*Life I Total Return	Select*Life Series 2000 Total Return
Fidelity's VIP II Contrafund Portfolio -- IC Shares									
2002	178,318	2,762,574	13.05	24.15	$69,053	0.0% to 0.8%[1]	0.80%[1]	-1.17%[2]	-0.78%[2]
2001	184,556	2,699,614	13.21	24.34	68,158	0.0% to 0.8%	0.78%	-12.95%	-12.24%
Fidelity's VIP II Index 500 Portfolio -- IC Shares									
2002	262,484	2,814,955	24.06	24.11	74,171	0.0% to 0.8%[1]	1.19%[1]	-13.63%[2]	-13.28%[2]
2001	255,958	2,667,648	27.86	27.80	81,285	0.0% to 0.8%	1.12%	-12.81%	-12.10%
Fidelity's VIP II Investment Grade Bond Portfolio -- IC Shares									
2002	100,811	740,222	20.48	17.00	14,651	0.0% to 0.8%[1]	5.03%[1]	2.77%[2]	3.17%[2]
2001	110,355	608,540	19.93	16.48	12,228	0.0% to 0.8%	4.34%	7.59%	8.46%
GCG Trust Fully Managed Series									
2002	-	343,909	-	10.45	3,594	0.0%[1]	0.00%[1]	0.00%[2]	2.56%[2]
2001	-	142,303	-	10.19	1,450	0.0%	3.33%	0.00%	1.90%
GCG Trust Mid-Cap Growth Series									
2002	-	71,681	-	4.62	331	0.0%[1]	0.00%[1]	0.00%[2]	-40.92%[2]
2001	-	21,692	-	7.82	170	0.0%	0.00%	0.00%	-21.80%
ING Income Shares VP Bond Portfolio Class R Shares									
2002	-	1,337	-	10.19	14	0.0%[1]	0.00%[1]	0.00%[2]	1.92%[2]
2001	-	-	-	-	-	0.0%	0.00%	0.00%	0.00%
ING Partners Van Kampen Comstock Portfolio Initial Class									
2002	-	2,571	-	9.20	24	0.0%[1]	0.00%[1]	0.00%[2]	-8.00%[2]
2001	-	-	-	-	-	0.0%	0.00%	0.00%	0.00%
ING Partners UBS Tactical Asset Allocation Portfolio Initial Class									
2002	-	468	-	9.13	4	0.0%[1]	0.00%[1]	0.00%[2]	-8.75%[2]
2001	-	-	-	-	-	0.0%	0.00%	0.00%	0.00%
ING VP Index Plus LargeCap Portfolio Class R Shares									
2002	-	0	-	9.20	-	0.0%[1]	0.00%[1]	0.00%[2]	-7.96%[2]
2001	-	-	-	-	-	0.0%	0.00%	0.00%	0.00%
ING VP MidCap Portfolio Class R Shares									
2002	-	432	-	9.18	4	0.0%[1]	0.00%[1]	0.00%[2]	-8.24%[2]
2001	-	-	-	-	-	0.0%	0.00%	0.00%	0.00%
ING Index Plus Small Cap Portfolio Class R Shares									
2002	-	1,912	-	9.14	17	0.0%[1]	0.00%[1]	0.00%[2]	-8.62%[2]
2001	-	-	-	-	-	0.0%	0.00%	0.00%	0.00%
ING VP Growth Opportunities Portfolio Class R Shares									
2002	-	564,625	-	4.56	2,574	0.0%[1]	0.00%[1]	0.00%[2]	-16.97%[2]
2001	-	473,536	-	5.49	2,600	0.0%	0.00%	0.00%	-38.56%

[1] Annualized
[2] Total Return not annualized

6. Unit Values, continued:

	Select*Life I Units	Select*Life Series 2000 Units	Net Assets Select*Life I Unit Value	Net Assets Select*Life Series 2000 Unit Value	Net Assets (000's)	Expense Ratio	Investment Income Ratio	Select*Life I Total Return	Select*Life Series 2000 Total Return
ING VP Growth + Value Portfolio Class R Shares									
2002	95,278	1,238,782	11.57	12.03	$16,008	0.0% to 0.8%[1]	0.00%[1]	-18.80%[2]	-18.48%[2]
2001	96,090	1,132,809	14.25	14.76	18,089	0.0% to 0.8%	0.00%	-31.54%	-30.99%
ING VP High Yield Bond Portfolio Class R Shares									
2002	7,145	157,752	8.46	8.80	1,449	0.0% to 0.8%[1]	5.43%[1]	-2.74%[2]	-2.36%[2]
2001	5,495	130,091	8.70	9.01	1,220	0.0% to 0.8%	9.62%	-0.12%	0.69%
ING VP International Value Portfolio Class R Shares									
2002	48,332	609,807	15.33	15.94	10,461	0.0% to 0.8%[1]	0.38%[1]	-2.06%[2]	-1.67%[2]
2001	43,288	439,714	15.65	16.21	7,806	0.0% to 0.8%	1.57%	-12.38%	-11.67%
ING VP MagnaCap Portfolio Class R Shares									
2002	-	115,508	-	8.28	956	0.0%[1]	0.35%[1]	0.00%[2]	-9.04%[2]
2001	-	55,290	-	9.10	503	0.0%	1.38%	0.00%	-10.44%
ING VP MidCap Opportunities Portfolio Class R Shares									
2002	-	258,944	-	5.26	1,362	0.0%[1]	0.00%[1]	0.00%[2]	-13.51%[2]
2001	-	215,901	-	6.08	1,313	0.0%	0.00%	0.00%	-32.92%
ING VP Research Enhanced Index Portfolio Class R Shares									
2002	5,005	190,286	7.17	10.36	2,006.00	0.0% to 0.8%[1]	0.09%[1]	-13.07%[2]	-12.73%[2]
2001	5,285	182,379	8.25	11.87	2,208	0.0% to 0.8%	0.57%	-12.94%	-12.23%
ING VP SmallCap Opportunities Portfolio Class R Shares									
2002	85,183	870,640	14.95	23.94	22,116	0.0%[1]	0.00%[1]	-26.56%[2]	-26.27%[2]
2001	80,386	775,725	20.36	32.47	26,824	0.0%	0.00%	-29.73%	-29.15%
Janus Aspen Series Aggressive Growth Portfolio									
2002	231,981	2,091,400	10.63	11.06	25,593	0.0% to 0.8%[1]	0.00%[1]	-19.56%[2]	-19.24%[2]
200	235,336	2,000,203	13.22	13.69	30,499	0.0% to 0.8%	0.00%	-39.94%	-39.45%
Janus Aspen Series Growth Portfolio									
2002	139,579	2,253,344	10.39	10.80	25,789	0.0% to 0.8%[1]	0.00%[1]	-15.93%[2]	-15.59%[2]
2001	142,922	2,191,551	12.35	12.80	29,811	0.0% to 0.8%	0.07%	-25.34%	-24.73%
Janus Aspen Series International Growth Portfolio									
2002	88,979	1,639,839	11.23	11.68	20,145	0.0% to 0.8%[1]	0.47%[1]	-12.38%[2]	-12.03%[2]
2001	95,020	1,306,295	12.81	13.27	18,555	0.0% to 0.8%	1.15%	-23.85%	-23.23%
Janus Aspen Series Worldwide Growth Portfolio									
2002	343,427	3,767,133	11.41	11.86	48,608	0.0% to 0.8%[1]	0.36%[1]	-13.37%[2]	-13.03%[2]
2001	344,914	3,608,054	13.17	13.64	53,757	0.0% to 0.8%	0.50%	-23.06	-22.44%

1 Annualized
2 Total Return not annualized

6. Unit Values, continued:

	Select*Life I Units	Select*Life Series 2000 Units	Net Assets Select*Life I Unit Value	Net Assets Select*Life Series 2000 Unit Value	(000's)	Expense Ratio	Investment Income Ratio	Select*Life I Total Return	Select*Life Series 2000 Total Return
Neuberger Berman AMT Limited Maturity Bond Portfolio									
2002	28,663	739,786	12.38	12.88	$9,882	0.0% to 0.8%[1]	6.99%[1]	1.66%[2]	2.06%[2]
2001	22,435	571,340	12.18	12.62	7,482	0.0% to 0.8%	4.77%	7.91%	8.78%
Neuberger Berman AMT Partners Portfolio									
2002	53,024	844,521	9.80	10.19	9,128	0.0% to 0.8%[1]	0.48%[1]	-10.19%[2]	-9.84%[2]
2001	51,754	790,593	10.91	11.31	9,503	0.0% to 0.8%	0.36%	-3.61%	-2.83%
Neuberger Berman AMT Socially Responsive Portfolio									
2002	-	74,458	-	9.48	706	0.0%[1]	0.00%[1]	0.00%[2]	-7.05%[2]
2001	-	60,865	-	10.20	621	0.0%	0.00%	0.00%	-3.58%
OCC Accumulation Trust Equity Portfolio									
2002	22,168	382,145	10.88	11.31	4,565	0.0% to 0.8%[1]	0.99%[1]	-10.60%[2]	-10.25%[2]
2001	28,645	339,236	12.17	12.61	4,625	0.0% to 0.8%	0.50%	-7.76%	-7.02%
OCC Accumulation Trust Global Equity Portfolio									
2002	16,643	129,802	11.00	11.44	1,669	0.0% to 0.8%[1]	0.44%[1]	-7.41%[2]	-7.04%[2]
2001	16,193	104,513	11.88	12.31	1,479	0.0% to 0.8%	0.00%	-14.51%	-13.82%
OCC Accumulation Trust Managed Portfolio									
2002	58,651	748,078	10.58	11.00	8,849	0.0% to 0.8%[1]	2.11%[1]	-8.27%[2]	-7.90%[2]
2001	55,127	608,572	11.53	11.94	7,904	0.0% to 0.8%	2.02%	-5.67%	-4.91%
OCC Accumulation Trust Small Cap Portfolio									
2002	76,641	896,179	13.64	14.19	13,759	0.0% to 0.8%[1]	0.10%[1]	-1.20%[2]	-0.81%[2]
2001	59,463	711,549	13.80	14.30	10,997	0.0% to 0.8%	0.61%	7.46%	8.33%
Pioneer Variable Contract Trust Mid-Cap Value VCT Portfolio Class 1									
2002	-	6,194	-	9.27	57	0.0%[1]	0.00%[1]	0.00%[2]	-7.26%[2]
2001	-	-	-	-	-	0.0%	0.00%	0.00%	-
Pioneer Variable Contract Trust Small Cap Value VCT Portfolio Class 1									
2002	-	2,832	-	9.38	27	0.0%[1]	100.00%[1]	0.00%[2]	-6.18%[2]
2001	-	-	-	-	-	0.0%	0.00%	0.00%	-
Putnam VT Asia Pacific Growth Fund -- Class IA Shares									
2002	-	168,155	-	8.30	1,396	0.0%[1]	0.73%[1]	0.00%[2]	4.59%[2]
2001	-	180,557	-	7.94	1,433	0.0%	0.00%	0.00%	-23.76%
Putnam VT Diversified Income Fund -- Class IA Shares									
2002	2,679	80,879	13.70	14.07	1,174	0.0% to 0.8%[1]	8.06%[1]	1.08%[2]	1.48%[2]
2001	2,862	87,212	13.55	13.86	1,248	0.0% to 0.8%	7.61%	2.99%	3.82%

[1] Annualized

[2] Total Return not annualized

6. Unit Values, continued:

| | Select*Life I Units | Select*Life Series 2000 Units | Net Assets | | | | | | |
			Select*Life I Unit Value	Select*Life Series 2000 Unit Value	(000's)	Expense Ratio	Investment Income Ratio	Select*Life I Total Return	Select*Life Series 2000 Total Return
Putnam VT Growth and Income Fund -- Class IA Shares									
2002	109,553	1,697,473	21.43	22.43	$40,414	0.0% to 0.8%[1]	1.58%[1]	-9.36%[2]	-9.00%[2]
2001	108,295	1,662,628	23.65	24.64	43,533	0.0% to 0.8%	1.63%	-6.92%	-6.16%
Putnam VT New Opportunities Fund -- Class IA Shares									
2002	-	1,949,867	-	15.74	30,683	0.0%[1]	0.00%[1]	0.00%[2]	-21.12%[2]
2001	-	1,916,546	-	19.95	38,232	0.0%	0.00%	0.00%	-29.99%
Putnam VT Small Cap Value Fund -- Class IA Shares									
2002	-	263,107	-	11.34	2,984	0.0%[1]	0.86%[1]	0.00%[2]	3.04%[2]
2001	-	108,916	-	11.01	1,199	0.0%	0.00%	0.00%	-10.07%
Putnam VT Utilities Growth and Income Fund -- Class IA Shares									
2002	5,766	89,431	15.67	16.05	1,525	0.0% to 0.8%[1]	2.42%[1]	-15.81%[2]	-15.48%[2]
2001	6,118	94,898	18.61	18.98	1,915	0.0% to 0.8%	3.26%	-22.77%	-22.15%
Putnam VT Voyager Fund -- Class IA Shares									
2002	262,521	3,663,535	21.21	21.83	85,537	0.0% to 0.8%[1]	0.70%[1]	-16.91%[2]	-16.58%[2]
2001	261,914	3,634,843	25.52	26.17	101,802	0.0% to 0.8%	0.11%	-22.87%	-22.24%

[1] Annualized

[2] Total Return not annualized

RELIASTAR LIFE INSURANCE COMPANY
FINANCIAL STATEMENTS -- STATUTORY BASIS

Years ended December 31, 2001 and 2000

CONTENTS

Report of Independent Auditors

Board of Directors and Shareholder
ReliaStar Life Insurance Company
Minneapolis, Minnesota

We have audited the accompanying statutory-basis balance sheets of ReliaStar Life Insurance Company (an indirect, wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2000 and 2001, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Minnesota Department of Commerce, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are also described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matters discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Reliastar Life Insurance Company as of December 31, 2001 and 2000, or the results of its operations or its cash flows for the years then ended.

However, in our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Reliastar Life Insurance Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Minnesota.

As discussed in Note 3 to the financial statements, in 2001 Reliastar Life Insurance Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Insurance Department of the State of Minnesota.

/s/ Ernst & Young LLP

March 29, 2002

Reliastar Life Insurance Company
(A Wholly Owned Subsidiary of Reliastar Financial Corp.)

Balance Sheets - Statutory Basis

	June 30	December 31	
	2002	**2001**	**2000**
	(Unaudited)	*(In Millions)*	
Assets			
Bonds	**$5,345**	$4,956	$4,464
Stocks	**917**	860	783
Mortgage loans on real estate	**865**	794	575
Real estate (less encumbrances: 2001, $0; 2000, $0)	**98**	101	107
Policy loans	**262**	263	260
Cash on hand and on deposit	**85**	130	11
Short-term investments	**-**	138	56
Other invested assets	**239**	92	71
Total cash and invested assets	**7,811**	7,334	6,327
Reinsurance balances recoverable	**63**	87	73
Life insurance premiums and annuity Considerations deferred and uncollected	**87**	83	123
Accident and health premiums due and unpaid	**26**	36	104
Transfers from separate account due and accrued	**175**	156	294
Investment income due and accrued	**98**	83	85
Federal income tax receivable (including $46 admitted deferred tax asset at June 30; $47 at December 31, 2001)	**46**	87	61
Other admitted assets	**117**	97	108
Separate account assets	**3,442**	3,973	4,501
Total admitted assets	**$11,865**	$11,936	$11,676

	June 30	December 31	
	2002	**2001**	**2000**
	(Unaudited)	*(In Millions)*	
Liabilities and capital and surplus			
Liabilities:			
Aggregate reserves for policies and contracts	**$4,655**	$4,625	$4,310
Accumulations and deposit fund liabilities	**646**	606	493
Policy and contract claims	**394**	502	489
Policyholders' dividends	**19**	19	20
Other policy and contract liabilities	**49**	63	62
	5,763	5,815	5,374
Commissions payable	**41**	47	74
General expenses due or accrued	**39**	48	60
Taxes, licenses, and fees due or accrued, excluding federal income taxes	**7**	12	10
Unearned investment income	**8**	8	8
Interest maintenance reserve	**_**	11	2
Asset valuation reserve	**70**	65	66
Indebtedness to related parties	**122**	51	-
Other liabilities	**1,180**	724	405
Separate account liabilities	**3,439**	3,970	4,498
Total liabilities	**10,669**	10,751	10,497
Capital and surplus:			
Common capital stock	**3**	3	3
Preferred capital stock ($100,000 at June 30, 2002; December 31, 2001 and 2000)	**-**	-	-
Surplus note	**100**	100	100
Gross paid in and contributed surplus	**957**	957	820
Unassigned surplus	**136**	125	256
Less treasury stock - preferred stock (($100,000) at June 30, 2002; December 31, 2001 and 2000)	**-**	-	-
Total capital and surplus	**1,196**	1,185	1,179
Total liabilities and capital and surplus	**$11,865**	$11,936	$11,676

See accompanying notes.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Statements of Operations - Statutory Basis

	June 30	December 31	
	2002	2001	2000
	(Unaudited)	(In Millions)	
Premiums and other revenues			
Premiums and annuity considerations	**$865**	$1,797	$1,861
Considerations for supplementary contracts and dividend accumulations	**1**	2	2
Net investment income	**241**	470	414
Separate account fee revenue	**5**	14	113
Other income	**34**	71	1,052
Total revenues	**1,146**	2,354	3,442
Benefits paid or provided			
Death benefits	**285**	761	682
Annuity benefits	**46**	85	70
Disability and accident and health benefits	**185**	244	301
Surrender benefits and other fund withdrawals	**208**	457	1,260
Payments on supplementary contracts and of dividend accumulations	**1**	2	2
Change in reserve for policies and contracts	**73**	424	155
Other	**6**	16	10
Net transfers to separate accounts	**17**	158	302
Total benefits paid or provided	**821**	2,147	2,782
Insurance expenses			
Commissions	**104**	233	283
General insurance expenses	**142**	244	241
Insurance taxes, licenses and fees, excluding federal income taxes	**16**	35	34
Other	**25**	26	336
Total benefits and expenses	**1,108**	2,685	3,676
Net Gain /(Loss) from operations before dividends to policyholders and federal income taxes	**38**	(331)	(234)
Dividends to policyholders	**12**	24	25
Net Gain/(Loss) from operations before federal income taxes	**26**	(355)	(259)
Federal income taxes	**8**	(125)	(60)
Net Gain /(Loss) from operations before realized capital losses	**18**	(230)	(199)
Net realized capital losses, net of tax ($30; 2001 – $11; 2000 – $(10)	**(43)**	(22)	(44)
Net loss	**$(25)**	$(252)	$(243)

See accompanying notes.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Statements of Changes in Capital and Surplus - Statutory Basis

	June 30 2002 (Unaudited)	Year ended December 31 2001 (In Millions)	2000
Capital and surplus, beginning of year	**$1,185**	$1,179	$1,154
Net loss	**(25)**	(252)	(243)
Dividends to Parent	**-**	-	(61)
Change in net unrealized capital gains and losses	**(20)**	96	23
Change in non-admitted assets and related items	**(4)**	(33)	(1)
Change in liability for reinsurance in unauthorized companies	**(4)**	6	(25)
Transfer of prepaid pension asset	**-**	(133)	-
Change in accounting principle, net of tax	**-**	147	-
Change in net deferred income tax	**11**	29	-
Change in reserve related to of change in valuation basis	**-**	-	(3)
Decrease in asset valuation reserve	**(5)**	1	20
Capital contribution from Parent	**-**	137	314
Other changes in capital and surplus, net	**58**	8	1
Capital and surplus, end of year	**$1,196**	$1,185	$1,179

See accompanying notes.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Statements of Cash Flows - Statutory Basis

| | June 30 | Year ended December 31 | |
	2002	2001	2000
	(Unaudited)	*(In Millions)*	
Operating activities			
Premiums and annuity considerations	**$855**	$1,886	$1,882
Charges and fees for deposit-type funds	**41**	(64)	-
Considerations for supplementary contracts and dividend accumulations	**1**	2	2
Commission and expense allowances on reinsurance ceded	**22**	42	52
Net investment income	**266**	434	408
Fees from separate accounts	**5**	14	116
Other income	**6**	14	707
Life and accident and health claims	**(553)**	(1,005)	(796)
Surrender benefits and other fund withdrawals	**(208)**	(457)	(1,260)
Other benefits to policyholders	**(54)**	(106)	(92)
Commissions, other expenses and taxes	**(303)**	(591)	(531)
Net transfers to separate accounts	**(30)**	(10)	(341)
Dividends to policyholders	**(12)**	(25)	(23)
Federal income taxes	**88**	146	(43)
Net cash from operations	**124**	280	81

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Statements of Cash Flows - Statutory Basis
(continued)

	June 30 2002	Year ended December 31 2001	2000
	(Unaudited)	*(In Millions)*	
Investing activities			
Proceeds from investments sold, matured or repaid:			
Bonds	$3,448	$4,629	$1,512
Stocks	-	56	1,051
Mortgage loans	36	49	265
Real estate	6	3	11
Other invested assets	3	10	14
Miscellaneous proceeds	-	65	1
Taxes on capital gains and losses	(30)	(11)	9
Total investment proceeds	3,463	4,801	2,863
Cost of investments acquired:			
Bonds	(3,910)	(5,127)	(2,067)
Stocks	(66)	(49)	(1,063)
Mortgage loans	(106)	(268)	(57)
Real estate	(1)	(1)	(13)
Other invested assets	(10)	(25)	(29)
Miscellaneous applications	(18)	-	(19)
Total investments acquired	(4,111)	(5,470)	(3,248)
Net change in policy loans and premium notes	1	(2)	(10)
Net cash used for investments	(647)	(671)	(395)
Financing and miscellaneous activities			
Dividends to Parent	-	-	(61)
Capital contribution from Parent	22	137	314
Borrowed money	449	225	74
Other sources, net	(131)	230	(52)
Net cash from financing and miscellaneous activities	340	592	275
Net change in cash and short-term investments	(183)	201	(39)
Cash and short-term investments at beginning of year	268	67	106
Cash and short-term investments at end of year	$85	$268	$67

See accompanying notes.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

December 31, 2001

1. Nature of Operations and Basis of Financial Reporting

ReliaStar Life Insurance Company (the Company) is principally engaged in the business of providing individual life insurance and annuities; employee benefit products and services; retirement plans; and life and health reinsurance. The Company operates primarily in the United States and is authorized to conduct business in all states, except New York.

All outstanding shares of the Company are owned by ReliaStar Financial Corp. (ReliaStar), a holding and management company domiciled in Delaware. ReliaStar's ultimate parent is ING Groep, N.V. (ING), a global financial services company based in Amsterdam, the Netherlands. ING acquired ReliaStar in September 2000. The Company owns at December 31, 2001, directly and indirectly, all capital stock of the following companies: Northern Life Insurance Company, Norlic, Inc., Security-Connecticut Life Insurance Company, ReliaStar Life Insurance Company of New York, ReliaStar Reinsurance Group (UK), Ltd. and NWNL Benefits Corporation.

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Minnesota, whose practices differ from accounting principles generally accepted in the United States ("GAAP"). The more significant of these differences are as follows:

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.   Nature of Operations and Basis of Financial Reporting (continued)

Investments

Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholders' equity rather than to income as required for fair value hedges.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred, and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book value. The asset is then written down to fair value.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

December 31, 2001

1.   Nature of Operations and Basis of Financial Reporting (continued)

Valuation Allowances

The asset valuation reserve (AVR) is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Prior to January 1, 2001, valuation allowances were based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.   Nature of Operations and Basis of Financial Reporting (continued)

Separate Accounts

The Company operates separate accounts. The assets and liabilities of the separate accounts are primarily related to variable annuity, variable universal life and 401(k) contracts and represent policyholder-directed funds that are separately administered. The assets (primarily investments) and liabilities (principally to contractholders) of each account are clearly identifiable and distinguishable from other assets and liabilities of the Company. The assets and liabilities of these accounts are carried at fair value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

Reinsurance

For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Such treatment is not required by GAAP. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.   Nature of Operations and Basis of Financial Reporting (continued)

Benefit and Contract Reserves

Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Non-Admitted Assets

Certain assets designated as "nonadmitted," principally past-due agents' balances, deferred federal income taxes, aged reinsurance receivable and other intangible assets, and other assets not specifically identified as an admitted asset within the Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Prior to January 1, 2001, nonadmitted assets included certain assets designated as nonadmitted. Under GAAP, such assets are included in the balance sheet.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.   Nature of Operations and Basis of Financial Reporting (continued)

Participation Fund Account

On January 3, 1989, the Commissioner of Commerce of the State of Minnesota approved a Plan of Conversion and Reorganization (the Plan) which provided, among other things, for the conversion of the Company from a combined stock and mutual life insurance company to a stock life insurance company.

The Plan provided for the establishment of a Participation Fund Account (PFA) for the benefit of certain participating individual life insurance policies and annuities issued by the Company prior to the effective date of the Plan. Under the terms of the PFA, the insurance liabilities and assets (approximately $300 million as of December 31, 2001) with respect to such policies are segregated in the accounting records of the Company to assure the continuation of policyholder dividend practices.

Statements of Cash Flows

Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.   **Nature of Operations and Basis of Financial Reporting (continued)**

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset-backed securities, which are valued using the prospective method.

Redeemable preferred stocks are reported at amortized cost or the lower of amortized cost or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus with any adjustment for federal income taxes. Prior to January 1, 2001, the related net unrealized capital gains/(losses) were reported in unassigned surplus without any adjustment for federal income taxes.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.   **Nature of Operations and Basis of Financial Reporting (continued)**

Investments (continued)

The Company uses interest rate swaps, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as insurred.

Mortgage loans are reported at unpaid principal balances, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 102% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities. Dollar roll transactions are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1. Nature of Operations and Basis of Financial Reporting (continued)

Investments (continued)

Short-term investments are reported at cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis. Preferred stocks in good standing are valued at cost, which approximates market value.

Investment real estate and buildings owned and occupied by the Company are carried at cost less accumulated depreciation and encumbrances, or market value if lower.

Real estate acquired in satisfaction of debt is stated at the lower of the appraised value of the asset foreclosed, or book value of the mortgage at the date of foreclosure.

Cash on hand includes cash equivalents. Cash equivalents are short-term investments that are both readily convertible to cash and have an original maturity date of three months or less. Short-term investments are carried at amortized cost, which approximates market value.

Subsidiaries of the Company are accounted for using the equity method of accounting. Insurance subsidiaries are carried at their statutory book value and non-insurance subsidiaries are carried at their book value calculated in accordance with generally accepted accounting principles. The reported net income of the Company's subsidiaries is included in investment income, while all other changes in the net assets of subsidiaries are included in unrealized gains and losses. The assets and liabilities of the Company's subsidiaries are not consolidated with the assets and liabilities of the Company.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.   **Nature of Operations and Basis of Financial Reporting (continued)**

Investments (continued)

The Company uses straight-line depreciation for all of its depreciable assets, with useful lives varying depending on the asset. For real estate subject to long-term leases, a depreciation method is used to result in accounting similar to direct financing leases whereby the excess of aggregate rentals over cost (reduced by estimated residual value) is recognized as investment income over the term of the lease at an approximately constant periodic rate of return.

Realized investment gains and losses on sales of securities are included in the determination of net income and are determined on the specific identification method. Unrealized investment gains and losses are accounted for as direct increases or decreases in surplus. Income tax effects of unrealized gains and losses are not recognized. Realized gains and losses on expired futures contracts have been deferred and are being amortized over the life of the asset or liability the future contracts hedged.

Due and accrued income is excluded from investment income on mortgage loans, bonds and short-term investments where interest is past due more than 90 days. The total amount excluded at December 31, 2001 and 2000 was $0 and $3 million, respectively.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1. Nature of Operations and Basis of Financial Reporting (continued)

Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations at December 31, 2001, were as follows:

	Gross	Net of Loading
Industrial	$-	$-
Ordinary new business	5	5
Ordinary renewal	23	25
Credit Life	2	2
Group Life	70	59
Group Annuity	(8)	(8)
Total	$93	$83

Aggregate Reserves for Policies and Contracts

Reserves for future policy and contract benefits for life insurance are computed by the net level premium and preliminary term and other modified reserve methods on the basis of interest rates and mortality assumptions prescribed by state regulatory authorities. Annuity reserves are computed using interest rates and mortality assumptions where needed as prescribed by state regulatory authorities. Waiver of premium reserves (group disabled life reserves) are determined using morbidity and termination assumptions primarily based on the 1970 Intercompany Group Disability Table, using an interest rate of 5.25% to 6.25% for disablements. Reserves for long-term disability policies are primarily based on the 1981 Company Termination Table, using an interest rate of 5.5% to 10.3% for disablements prior to 1993 and the 1987 CGDT using an interest rate of 5.5% to 6.25% for disablements subsequent to 1992. Liabilities for unpaid accident and health claims are estimates of the ultimate net cost of all reported and unreported claims not yet settled. These reserves are estimated using actuarial analyses and case basis evaluations.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.   Nature of Operations and Basis of Financial Reporting (continued)

Aggregate Reserves for Policies and Contracts (continued)

The Company waives deduction of deferred fractional premiums upon the death of the insured and returns any portion of the final premium beyond the date of death. Surrender values are not promised in excess of the legally computed reserves.

All substandard policies except Adjustable Life and Universal Life are valued as standard plus an amount determined by valuation representing the excess amount of the multiple table reserves over the standard reserves. All Adjustable Life and Universal Life policies are valued directly on a multiple table basis.

As of December 31, 2001, the Company had insurance in force of $2 billion for which the gross premiums are less than the net premiums according to the standard valuation set by the State of Minnesota. Reserves to cover this insurance totaled $14 million at December 31, 2001.

Of the total annuity reserves and deposit fund liabilities at December 31, 2001, approximately 16% were subject to discretionary withdrawal - with adjustment; approximately 18% were subject to discretionary withdrawal - without adjustment; approximately 9% were not subject to discretionary withdrawal provisions; and approximately 57% were related to "market value" reserves in separate accounts without investment guarantees whose surrender values vary with the market value of the invested assets supporting the reserves.

Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the underlying policies and the terms of the reinsurance contract.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

1.   **Nature of Operations and Basis of Financial Reporting (continued)**

Deferred Taxes

Prior to January 1, 2001, deferred federal income taxes were not provided for differences between the financial statement amounts and the tax bases of assets and liabilities. Starting in 2001, deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Premium Revenue and Benefits to Policyholders

Premiums on life insurance and annuity contracts are generally recognized as revenue over the premium-paying period of the contract. Contract benefits are recognized over the life of the contract by providing reserves for future policy and contract benefits.

Costs of acquiring new business are charged to operating expenses when incurred.

Reclassifications

Certain prior year amounts in the ReliaStar Life Insurance Company's statutory basis financial statements have been reclassified to conform to the 2001 financial statement presentation.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

2.   **Permitted Statutory Basis Accounting Practices**

The Company prepares statutory basis financial statements in accordance with accounting practices prescribed or permitted by the State of Minnesota Department of Insurance. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. "Permitted" statutory accounting practices encompasses all accounting practices that are not prescribed; such practices may differ from state to state, and from company to company within a state, and may change in the future.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the State of Minnesota Insurance Department. As of December 31, 2001 and 2000, the Company had no such permitted accounting practices.

3.   **Accounting Changes**

The NAIC has revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual was effective January 1, 2001. The State of Minnesota has adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and has resulted in changes to the accounting practices that the Company uses to prepare its statutory basis financial statements. The Company adopted the revised Accounting Practices and Procedures Manual on January 1, 2001.

Accounting changes adopted to conform to the provisions of the Accounting Practices and Procedures Manual are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

3.   Accounting Changes (continued)

retroactively for all prior periods. As a result of these changes, the Company reported a change in accounting principle, as an adjustment that increased unassigned surplus approximately $147 million as of January 1, 2001.

Included in this total adjustment were adjustments to increase unassigned surplus $42 million related to net admitted deferred tax assets and approximately $120 million related to qualified pension plan assets which were subsequently non-admitted. Offsetting these increases was a $21 million adjustment to record liabilities for the Company's non-qualified pensions plans.

4.   Investments

Bonds

The statement value and estimated market values of investments in bonds by type of investment were as follows at December 31:

	Statement Value	Gross Unrealized		Estimated Market Value
		Gains	(Losses)	
		(In Millions)		
2001				
United States Government and government agencies and authorities	$97	$2	$(1)	$98
States, municipalities and political subdivisions	$34	8	-	42
Foreign governments	68	6	(1)	73
Public utilities	189	6	(2)	194
Corporate Securities	2,213	74	(34)	2,253
Mortgage-backed/structured securities	2,355	63	(45)	2,373
Total	$4,956	$159	$(82)	$5,033

Notes to Financial Statements - Statutory Basis

4.   Investments (continued)

Bonds (continued)

	Statement Value	Gross Unrealized		Estimated Market Value
		Gains	(Losses)	
2000		*(In Millions)*		
United States Government and government agencies and authorities	$231	$12	$-	$243
States, municipalities and political subdivisions	8	-	-	8
Foreign governments	34	1	-	34
Public utilities	312	5	(3)	314
Corporate Securities	2,575	40	(44)	2,571
Mortgage-backed/structured securities	1,304	29	(45)	1,289
Total	$4,464	$87	$(92)	$4,459

At December 31, 2001 and 2000, bonds with an amortized cost of $83,604,000 and $54,797,000 respectively, were on deposit with various insurance departments to meet regulatory requirements.

The statement value and estimated market value of bonds, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2001	
	Amortized Cost	Fair Value
	(In Millions)	
Maturing in:		
One year or less	**$67**	**$69**
One to Five years	**952**	**979**
Five to Ten years	**1,170**	**1,190**
Ten years or later	**412**	**422**
Mortgage-backed/structured securities	**2,355**	**2,373**
Total	**$4,956**	**$5,033**

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

4.   Investments (continued)

Bonds (continued)

The estimated market values for actively traded marketable bonds are determined based upon quoted market prices. The estimated market values for marketable bonds without an active market are obtained through several commercial pricing services, which provide the estimated market values. Estimated market values of privately placed bonds, which are not considered problems, are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, credit quality of the issuer and cash flow characteristics of the security. Using this data, the model generates market values which the Company considers reflective of the estimated market value of each privately placed bond. Estimated market values for privately placed bonds which are considered problems are determined through consideration of factors such as the net worth of borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in their relevant market.

At December 31, 2001, the largest industry concentration of the private placement portfolio was mortgage-backed/structured finance where 26% of the portfolio was invested, and the largest industry concentration of the marketable bond portfolio was mortgage-backed/structured finance, where 43% of the portfolio was invested.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

4.   Investments (continued)

Stocks

The cost and statement value of stocks were as follows:

	2001	2000
	(In Millions)	
Unaffiliated:		
Cost	**$28**	$30
Gross unrealized gains	**-**	-
Gross unrealized losses	**(2)**	(2)
Statement value	**26**	28
Affiliated - statement value	**834**	755
Total statement value	**$860**	$783

Mortgage Loans on Real Estate

The maximum and minimum lending rates for all mortgage loans issued during 2001 were 7.79% and 6.00%, respectively.

During 2001 and 2000, the Company did not reduce interest rates of outstanding mortgage loans.

The maximum percentage of any one loan to the value of security at the time of the loan was 74%. Fire insurance is required on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan that would be permitted by law on the land without buildings. As of December 31, 2001, the Company held no mortgages with interest more than 180 days overdue.

At December 31, 2001, the largest geographic concentration of commercial mortgage loans was in the Pacific region of the United States, where approximately 28% of the commercial mortgage loan portfolio was invested.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

4.   Investments (continued)

Investment Income

Investment income summarized by type of investment was as follows:

	Year ended December 31	
	2001	**2000**
	(In Millions)	
Bonds	**$378**	$314
Common Stock-Affiliates	**52**	16
Mortgage Loans on Real Estate	**49**	58
Real Estate	**28**	25
Policy Loans	**17**	16
Short-Term Investments	**1**	5
Other	**(1)**	16
Gross Investment Income	**524**	450
Investment Expenses	**54**	36
Net investment income	**$470**	$414

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

4.   Investments (continued)

Realized Investment Gains and Losses

Net realized capital gains (losses) were as follows:

	Year ended December 31	
	2001	**2000**
	(In Millions)	
Bonds:		
Gross gains	**$33**	$14
Gross losses	**(20)**	(63)
Mortgage loans on real estate	**-**	(9)
Other	**(6)**	(6)
Net pretax realized capital gains and losses	7	(64)
Income tax (expense) benefit	**(11)**	10
Net pretax realized capital gains and losses transferred to		
interest maintenance reserve (IMR)	**(27)**	15
Income tax expense (benefit) transferred to IMR	**9**	(5)
Net realized capital losses, net of tax	**$(22)**	(44)

Proceeds from the sale of bonds were $4.6 billion and $1.5 billion during 2001 and 2000, respectively.

As part of its investment strategy, the Company enters into dollar rolls transactions to increase its return on investments and improve liquidity. Dollar rolls involve the sale of securities and an agreement to repurchase substantially the same security as the security sold. Such borrowings averaged approximately $37 million during 2001 and were collateralized by investment in securities with fair values approximately equal to the loan value. The balance of dollar roll transactions at December 31, 2001 was $249 million. The primary risk associated with short

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

4.   Investments (continued)

Realized Investment Gains and Losses (continued)

term collateralized borrowings is that the counter party will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments.

The Company participates in reverse repurchase transactions. Such transactions involve the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate duration. The terms of the reverse repurchase agreement call for payment of interest at a rate of between 1.80% and 2.26%. Amounts due related to reverse repurchase transactions as of December 31, 2001 were $37 million.

5.   Derivative Instruments

The Company has an established program prescribing the use of derivatives in its asset/liability management activity. The investment policy of the Company expressly precludes the use of such instruments for speculative purposes. The policy details permissible uses and instruments and contains accounting and management controls designed to assure compliance with these policies. The Company is not a party to leveraged derivatives.

The insurance liabilities of the Company are sensitive to changes in market interest rates. The Company has established procedures for evaluating these liabilities and structures investment asset portfolios with compatible characteristics. Investment assets are selected which provide yield, cash flow and interest rate sensitivities appropriate to support the insurance products.

The Company uses interest rate swaps and equity indexed call options as part of this asset/liability management program. The Company has acquired a significant amount of certain shorter duration investments, such as floating rate or adjustable rate investments. Acquisition of these assets shortens the duration of an asset portfolio. The Company uses interest rate swaps

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

5.   **Derivative Instruments (continued)**

to extend the duration of these portfolios as an alternative to purchasing longer duration investments. The equity indexed call options are based on the S&P 500 Index and are used to hedge the Company's equity indexed annuity product. On the termination date, the counterparty will make one payment to the Company based on the level of the index and strike price.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations, given their high credit ratings. In addition, the Company has established an issuer holder limitation program whereby the maximum credit exposure to a single issuer is established based upon the credit rating of the issuer and the structure of the investment. The positive market value of swap positions is included in the computation of the maximum issuer limitation.

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2001 and 2000 (in millions):

	December 31, 2001		
	Notional Amount	Carrying Value	Fair Value
Interest rate contracts:			
Swaps	$360.0	$-	$28.5
Options owned	6.3	1.3	1.3
Total derivatives	$366.3	$1.3	$29.8

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

5.   Derivative Instruments (continued)

	December 31, 2000		
	Notional Amount	Carrying Value	Fair Value
Interest rate contracts:			
Swaps	$155.0	$–	$3.2
Options owned	6.3	1.4	1.4
Total derivatives	$161.3	$1.4	$4.6

6.   Employee Benefit Plans

Defined Benefit Plan

The Company has defined benefit pension plans covering substantially all of its employees. The benefits are based on years of service and the employee's average annual compensation during the last five years of employment. The Company's funding and accounting policies are consistent with the funding requirements of Federal law and regulations. As of December 31, 2001, the qualified pension benefit plans of certain United States subsidiaries of ING America Insurance Holdings, including ReliaStar Life Insurance Company, were merged into one plan which will be recognized in ING's financial statements. As a result, the Company transferred their qualified pension assets and liabilities to ING North America Insurance corporation, an affiliate. In

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

6.   Employee Benefit Plans (continued)

Defined Benefit Plan (continued)

addition to pension benefits, the Company provides certain health care and life insurance benefits ("postretirement benefits") to retired employees through an unfunded postretirement benefit plan. A summary of assets, obligations, and assumptions of the Pension and Other Post Retirement Benefit Plans is as follows:

	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
	(In Millions)		(In Millions)	
Change in benefit obligation				
Benefit obligation at beginning of year	$-	$ -	**$14.2**	$13.5
Adoption of Codification	**228.8**	-	-	-
Service cost	**2.4**	-	**0.7**	0.2
Interest cost	**17.4**	-	**1.1**	0.4
Contribution by plan participants	**-**	-	**0.5**	0.5
Actuarial gain (loss)	**7.1**	-	**(4.6)**	0.6
Benefits paid	**(6.5)**	-	**(1.2)**	(0.9)
Plan amendments	**(0.2)**	-	**3.3**	-
Business combinations, divestitures, curtailments, settlements and special termination benefits	**(221.1)**	-	**1.0**	-
Benefit obligation at end of year	**$27.9**	$ -	**$15.0**	$14.2

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

6.   Employee Benefit Plans (continued)

Defined Benefit Plan (continued)

	Pension Benefits		Other Benefits	
	2001	**2000**	**2001**	**2000**
	(In Millions)		*(In Millions)*	
Change in plan assets				
Fair value of plan assets at beginning of year	**$-**	$-	**$-**	$-
Adoption of Codification	**327.5**	-	**-**	-
Actual return on plan assets	**(83.9)**	-	**-**	-
Employer contribution	**2.0**	-	**0.8**	0.5
Plan participants' contributions	**-**	-	**0.5**	0.5
Benefits paid	**(6.5)**		**(1.3)**	(1.0)
Business combinations, divestitures and settlements	**(239.1)**	-	**-**	-
Fair value of plan assets at end of year	**$-**	$-	**$-**	$-

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

6.   **Employee Benefit Plans (continued)**

Defined Benefit Plan (continued)

| | Pension Benefits | | Other Benefits | |
	2001	2000	2001	2000
	(In Millions)		*(In Millions)*	
Funded status				
Funded status at December 31	**$(27.9)**	$-	**$(15.0)**	$(14.2)
Unamortized prior service cost	**-**	-	**3.3**	-
Unrecognized net gain or (loss)	**-**	-	**(4.1)**	0.6
Net amount recognized	**$(27.9)**	$ -	**$(15.8)**	$(13.6)

Upon the adoption of Codification, the pension benefits related to vested employees not previously recognized has been recorded as part of the cumulative effect of accounting change adjustment.

The pension benefits obligation for non-vested employees at December 31, 2001 and 2000 amounted to $0.1 million and $4.4 million, respectively. The other benefits obligation for non-vested employees at December 31, 2001 and 2000, amounted to $0 million and $3.1 million, respectively.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

6.   Employee Benefit Plans (continued)

Defined Benefit Plan (continued)

	Pension Benefits		Other Benefits	
	2001	**2000**	**2001**	**2000**
	(In Millions)		*(In Millions)*	
Components of net periodic benefit cost:				
Service cost	**$2.4**		**$0.7**	$0.2
Interest cost	**17.4**		**1.1**	0.4
Expected return on plan assets	**(29.7)**	-	-	-
Amortization of unrecognized transition obligation or transition asset	**-**	-	**-**	-
Amount of recognized gains and losses	**-**	-	**-**	-
Amount of prior service cost recognized	**1.2**	-	**-**	-
Amount of gain or loss recognized due to a settlement or curtailment	**0.9**	-	**-**	-
Total net periodic benefit cost	**$(7.8)**		**$1.8**	$0.6

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

6.   Employee Benefit Plans (continued)

Defined Benefit Plan (continued)

Assumptions used in determining the accounting for the defined benefit plans as of December 31, 2001 and 2001 were as follows:

	2001	2000
Weighted-average discount rate	7.50%	7.75%
Rate of increase in compensation level	4.50%	5.00%
Expected long-term rate of return on assets	N/A	9.25%

The postretirement plan is contributory, to retired contribution levels adjusted annually; the life insurance portion of the plan provides a flat amount of noncontributory coverage with optional contributory coverage. The discount rate used in determining the postretirement benefit obligation as of December 31, 2001 was 7.50% and the health care cost trend rate used was 8.0% trending to 5.5% in 2007 and thereafter.

A one percentage-point increase in the assumed health care cost trend rate would increase the postretirement benefit obligation by approximately $967,000 and increase the service and interest cost components of annual expense by approximately $150,000.

Effective June 25, 2001, ReliaStar transferred sponsorship of the Success Sharing Plan and ESOP (Success Sharing Plan) to ING Holdings. The Company participates in the Success Sharing Plan, a defined contribution plan designed to increase employee ownership and reward employees when certain performance objectives are met. Essentially all employees of the Company are eligible to participate in the Success Sharing Plan. In addition, the Success Sharing Plan has a 401(k) feature, whereby participants may elect to contribute a percentage of their eligible earnings to the Plan. The Company matches participants' 401(k) contributions up to 6% of eligible earnings. Expense allocated to the Company for the Success Sharing and 401(k) plans for the years ended December 31, 2001 and 2000 was approximately $2.8 million and $8.8 million, respectively.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

6.   Employee Benefit Plans (continued)

Defined Benefit Plan (continued)

The Company has no multiemployer plans, consolidated holding company plans or postemployment benefits and compensated absences.

Stock Incentive Plan

Prior to the acquisition in 2000, officers and key employees of the Company participated in the stock incentive plans of ReliaStar. ReliaStar applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense for stock-based compensation plans has been allocated to the Company.

7.   Income Taxes

ReliaStar Life Insurance Company files a consolidated federal income tax return with Security-Connecticut Life Insurance Company, Northern Life Insurance Company and ReliaStar Life Insurance Company of New York. The Company allocates an amount approximating the tax the member would have incurred were it not a member of a consolidated group and credits the member for use of its losses at the statutory rate.

The components of the net admitted deferred tax asset are as follows:

	December 31, 2001	January 1, 2001	Change
	(In Thousands)		
Gross deferred tax asset	$246,787	$216,928	$29,859
Gross deferred tax liabilities	33,012	32,115	897
Net deferred taxes and change for the year	213,775	184,813	28,962
Non admitted deferred tax assets and change for year	(167,083)	(143,289)	(23,794)
Net admitted deferred tax asset and change for the year	$46,692	$41,524	$(5,168)

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

7.   Income Taxes (continued)

For 2001, the Company's income tax expense and change in deferred taxes differs from the amount obtained by applying the federal statutory rate of 35% to income before taxes (including capital gains) for the following reasons:

	Year ended December 31, 2001
	(In Thousands)
Expected federal income tax expense (benefit) at statutory rate of 35%	$(122,036)
Deferred acquisition costs	7,477
Due and deferred premiums	11,523
Investments	6,646
Subsidiary dividend income	(18,200)
Legal reserves	8,912
Insurance reserves	(2,166)
Other	1,063
Prior year return true-up	(7,574)
Total federal income tax expense	(114,355)
Change in deferred taxes	(28,962)
Total statutory federal income taxes	$(85,393)

For 2000, Income before federal income taxes differs from taxable income principally due to deferred acquisition cost, deferred premiums, and differences in reserves for policy and contract liabilities for tax and statutory-basis financial reporting purposes.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

7.   Income Taxes (continued)

Prior to 1984, ReliaStar Life Insurance Company was allowed certain special deductions for federal income tax reporting purposes that were required to be accumulated in a "policyholders' surplus account" (PSA). In the event those amounts are distributed to shareholders, or the balance of the account exceeds certain limitations prescribed by the Internal Revenue Code, the excess amounts would be subject to income tax at current rates. Income taxes also would be payable at current rates if ReliaStar Life Insurance Company ceases to qualify as a life insurance company for tax reporting purposes, or if the income tax deferral status of the PSA is modified by future tax legislation. Management does not intend to take any actions nor does management expect any events to occur that would cause income taxes to become payable on the PSA balance. Accordingly, ReliaStar Life Insurance Company has not accrued income taxes on the PSA balance of $34 million at December 31, 2001. However, if such taxes were assessed, the amount of the taxes payable would be $12 million. No deferred tax liabilities are recognized related to the PSA.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

8.   Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	December 31	
	2001	**2000**
	(In Millions)	
Balance at January 1	**$1,101**	$675
Less reinsurance recoverables	**374**	288
Net balance at January 1	**727**	387
Incurred related to:		
Current year	**621**	353
Prior years	**25**	132
Total incurred	**646**	485
Paid related to:		
Current year	**263**	130
Prior years	**89**	15
Total paid	**352**	145
Net balance at December 31	**1,021**	727
Plus reinsurance recoverables	**167**	374
Balance at December 31	**$1,188**	$1,101

The liability for unpaid accident and health claims and claim adjustment expenses is included in Aggregate Reserves for Policies and Contracts and Policy and Contract Claims on the Statutory Basis Statements of Admitted Assets, Liabilities, Surplus and Other Funds. During the third quarter of 2001 the Company's reinsurance operations recorded reserve related adjustments to reflect the increase in workers compensation claims due the events of September 11th at the World Trade Center.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

9.   Surplus Note

The Company has a surplus note with a principal value of $100 million from ReliaStar. The Commissioner of the Minnesota Department of Commerce has advised the Company that it will permit the funds received from the surplus note to be treated as surplus for statutory accounting purposes. The original note, dated April 1, 1989, was issued in connection with ReliaStar Life's demutualization and was used to offset the surplus reduction related to the cash distribution to the mutual policyholders in the demutualization. This original 10¼% note was replaced by a successor surplus note (the 1994 Note) dated November 1, 1994. The 1994 Note provides, subject to the regulatory constraints discussed below, that (i) it is a surplus note which will mature on September 15, 2021 with principal due at maturity, but payable without penalty, in whole or in part before maturity; (ii) interest is payable at a variable rate based upon an annualized yield rate for U.S. Treasury Bonds payable semi-annually; and (iii) in the event that ReliaStar Life is in default in the payment of any required interest or principal, ReliaStar Life cannot pay cash dividends on its capital stock (all of which is owned directly by ReliaStar). The 1994 Note further provides that there may be no payment of interest or principal without the express approval of the Minnesota Department of Commerce. During the year ended December 31, 2001 total interest paid on the 1994 Note was $7 million. Accrued interest was $2 million as of December 31, 2001. Interest paid on the 1994 Note since November 1, 1994 totaled $46 million.

10.   Capital and Surplus

The ability of the Company to pay cash dividends to its parent is restricted by law or subject to approval of the insurance regulatory authorities of Minnesota. These authorities recognize only statutory accounting practices for determining the ability of an insurer to pay dividends to its shareholders.

Under Minnesota insurance law regulating the payment of dividends by the Company, any such payment must be an amount deemed prudent by the Company's Board of Directors. Unless otherwise approved by the Commissioner, the dividend must be paid solely from the adjusted earned surplus of the Company.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

10.   Capital and Surplus (continued)

Adjusted earned surplus means the earned surplus as determined in accordance with statutory accounting practices (unassigned funds), less 25% of the amount of such earned surplus which is attributable to net unrealized capital gains. Further, without approval of the Commissioner, the Company may not pay in any calendar year any dividend which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (i) 10% of the Company's statutory surplus at the prior year-end or (ii) 100% of the Company's statutory net gain from operations (not including realized capital gains) for the prior calendar year.

The Company has 25,000,000 authorized shares of common stock with a par value of $1.25 per share, 2,000,000 of which are outstanding. The Company also has 5,000,000 authorized shares of redeemable, cumulative, nonvoting preferred stock, none of which are outstanding.

The Company holds 80,000 shares of preferred stock in treasury at cost.

Total unassigned surplus at December 31, 2001 was $125 million and has no restrictions, except as described above.

11.   Reinsurance

The Company is a member of reinsurance associations established for the purpose of ceding the excess of life insurance over retention limits. The Company's retention limit is $1,000,000 per insurable life for individual coverage. For group coverage and reinsurance assumed, the retention is $500,000 per life with per occurrence limitations, subject to certain maximums.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The amount of the allowance for uncollectible reinsurance receivables was immaterial at December 31, 2001 and 2000. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

11.   Reinsurance (continued)

As of December 31, 2001 and 2000, $68 billion, respectively $40 billion of life insurance in force was ceded to other companies. The Company had assumed $117 billion, respectively $54 billion of life insurance in force as of December 31, 2001 and 2000.

The effect of reinsurance on premiums and recoveries is as follows:

	Year ended December 31	
	2001	**2000**
	(In Millions)	
Direct premiums	**$1,522**	$1,538
Reinsurance assumed	**623**	656
Reinsurance ceded	**(348)**	(333)
Net premiums	**$1,797**	$1,861
Reinsurance recoveries	**$241**	$324

12.   Related Party Transactions

The Company received cash dividends totaling $52 million and $12 million from its subsidiaries during 2001 and 2000, respectively.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

12.   Related Party Transactions (continued)

The Company and its affiliates have entered into agreements whereby they provide certain management, administrative, legal and other services to each other. The net amounts billed resulted in the Company recording a reduction of expenses totaling $54 million and $43 million in 2001 and 2000, respectively. The net costs allocated to the Company under these agreements may not be indicative of costs the Company might incur if these services were not provided by the Company's affiliates.

13.   Commitments and Contingencies

Litigation

The Company, like other insurance companies, may be named or otherwise involved in lawsuits, including class action lawsuits and arbitration. In some class actions and other actions involving insurers, substantial damages have been sought and/or material settlements or awards payments have been made. The Company currently believes that no pending or threatened lawsuits or actions exist that are reasonably likely to have a material adverse impact on the Company.

Joint Group Life and Annuity Contracts

The Company has issued certain participating group annuity and group life insurance contracts jointly with another insurance company. The Company has entered into an arrangement with this insurer whereby the Company will gradually transfer these liabilities (approximately $64 million at December 31, 2001) to the other insurer over a ten-year period which commenced in 1993. The terms of the arrangement specify the interest rate on the liabilities and provide for a transfer of assets and liabilities scheduled in a manner consistent with the expected cash flows of the assets allocated to support the liabilities. A contingent liability exists with respect to the joint obligor's portion of the contractual liabilities attributable to contributions received prior to July 1, 1993 in the event the joint obligor is unable to meet its obligations.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

13.   Commitments and Contingencies (continued)

Financial Instruments

The Company is a party to financial instruments with on and off-balance-sheet risk in the normal course of business to reduce its exposure to fluctuations in interest rates and equity prices. These financial instruments include commitments to extend credit, financial guarantees, equity indexed call options and interest rate swaps. Those instruments involve, to varying degrees, elements of credit, interest rate, equity price or liquidity risk in excess of the amount recognized in the Statutory Basis Balance Sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For swaps and equity indexed call options, the contract or notional amounts do not represent exposure to credit loss. The Company's exposure to credit loss is limited to those financial instruments where the Company has an unrealized gain.

Unless otherwise noted, the Company does not require collateral or other security to support financial instruments with credit risk.

	December 31	
	2001	**2000**
	(In Millions)	
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	**$40**	$27
Financial guarantees	**6**	15
Financial instruments whose notional or contract amounts exceed the amount of credit risk:		
Interest rate swap agreements	**360**	155
Equity indexed call options	**6**	6

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

13.   Commitments and Contingencies (continued)

Financial Instruments (continued)

Commitments to Extend Credit - Commitments to extend credit are legally binding agreements to lend to a customer. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. They generally may be terminated by the Company in the event of deterioration in the financial condition of the borrower. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis.

Financial Guarantees - Financial guarantees are conditional commitments issued by the Company guaranteeing the performance of the borrower to a third party. Those guarantees are primarily issued to support public and private commercial mortgage borrowing arrangements. The credit risk involved is essentially the same as that involved in issuing commercial mortgage loans.

The Company is a partner in four real estate joint ventures where the Company has guaranteed the repayment of loans of the partnership. As of December 31, 2001, the Company had guaranteed repayment of $6 million ($15 million at December 31, 2000) of such loans including the portion allocable to the PFA. If any payment were made under these guarantees, the Company would be allowed to make a claim for repayment from the joint venture, foreclose on the assets of the joint venture, including its real estate investment, and, in certain instances, make a claim against the joint venture's general partner.

For certain of these partnerships, the Company has made capital contributions from time to time to provide the partnerships with sufficient cash to meet its obligations, including operating expenses, tenant improvements and debt service. Capital contributions during 2001 and 2000 were insignificant. Further capital contributions may be required in future periods for certain of the joint ventures. The Company cannot predict the amount of such future contributions.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

13. **Commitments and Contingencies (continued)**

Financial Instruments (continued)

Interest Rate Swap Agreements - The Company enters into interest rate swap agreements to manage interest rate exposure. The primary reason for the interest rate swap agreements is to extend the duration of adjustable rate investments. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Changes in market interest rates impact income from adjustable rate investments and have an opposite (and approximately offsetting) effect on the reported income from the swap portfolio. Notional principal amounts are often used to express the volume of these transactions but do not represent the much smaller amounts potentially subject to credit risk. The amount subject to credit risk is approximately equal to the unrealized gain on the agreements which was $29 million at December 31, 2001.

Equity Indexed Call Options - The Company holds certain call options indexed to the performance of the S&P 500 Index as part of its asset/liability management strategy for its equity indexed annuity products. The Company held options with an aggregate estimated fair value of $1 million as of December 31, 2001.

Futures Contracts - The Company previously entered into futures contracts to manage interest rate risk as part of the Company's asset and liability management program for its guaranteed investment contract (GIC) portfolio. During 1997, the Company closed out all of its futures contracts and immediately entered into zero coupon interest rate swaps. As of December 31, 2001, the remaining deferred gain on the closed futures contracts was approximately $4 million, which is being amortized into income over the life of the liabilities whose cash flows they supported.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

14.   **Fair Value of Financial Instruments**

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Fixed maturities and equity securities - The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices as determined by the NAIC Securities Valuation Office, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, commercial mortgages, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which generally fall within a range between 2% and 18% over the total portfolio.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

14.   Fair Value of Financial Instruments (continued)

Mortgage Loans on Real Estate - The fair values for commercial mortgages are estimated using a discounted cash flow approach. Commercial loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads required on new loans with similar characteristics. The amortizing features of all loans are incorporated into the valuation. Where data on option features was available, option values were determined using a binomial valuation method and were incorporated into the mortgage valuation.

Derivative financial instruments - Fair values for on-balance-sheet derivative financial instruments (options) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Other investment-type insurance contracts - The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

Encumbrances - The fair value for debt obligations was based upon discounted cash flow analyses. The discount rate was based upon the Company's estimated current incremental borrowing rates.

Financial Guarantees - The fair values for financial guarantees were estimated using discounted cash flow analyses based upon the expected future net amounts to be expended. The estimated net amounts to be expended were determined based on projected cash flows and a valuation of the underlying collateral.

The carrying value of all other financial instruments approximates their fair value.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

14.   Fair Value of Financial Instruments (continued)

The carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2001 and 2000 are as follows:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Millions)			
Assets				
Bonds	$4,956	$4,981	$4,464	$4,459
Stocks (unaffiliated)	26	30	28	32
Mortgage loans on real estate:				
Commercial	794	827	575	581
Residential and other	-	-	-	-
Policy loans	263	263	260	260
Cash and short-term investments	268	268	67	67
Other financial instruments recorded as				
assets	92	92	425	425
Liabilities				
Investment contracts:				
Deferred annuities	(1,256)	(1,114)	(1,321)	(1,309)
GICs	(90)	(90)	(90)	(107)
Supplementary contracts and immediate				
annuities	(228)	(228)	(218)	(216)
Other investment contracts	(240)	(240)	(141)	(140)
Claim and other deposit funds	(167)	(167)	(57)	(44)
Encumbrances	-	-	-	-
Other financial instruments recorded as				
liabilities	(497)	(497)	(301)	(301)
Off-balance sheet financial instruments				
Financial guarantees	-	1	-	(1)
Interest rate swaps	-	29	-	3

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

14. **Fair Value of Financial Instruments (continued)**

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

15. **Leases**

The Company has operating leases for office space and certain computer processing and other equipment. Rental expense for these items was $9 million and $12 million for 2001 and 2000, respectively. Future minimum aggregate rental commitments at December 31, 2001 for operating leases were as follows (in millions):

2002	$3
2003	3
2004	2
2005	2
2006	1
2007 and thereafter	3
Total	$14

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

16.   **Annuity Reserves**

At December 31, 2001 and 2000, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2001	
	Amount	**Percent**
	(In Millions)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	**$344.3**	**6.89%**
At book value less surrender charge	**476.4**	**9.54%**
At fair value	**2,814.7**	**56.37%**
Subtotal	**3,635.3**	**72.80%**
Subject to discretionary withdrawal		
(without adjustment) at book value with		
minimal or no charge or adjustment	**909.1**	**18.20%**
Not subject to discretionary withdrawal	**449.6**	**9.00%**
Total annuity reserves and deposit fund liabilities-		
Before reinsurance	**4,994.0**	**100%**
Less reinsurance ceded	**-**	
Net annuity reserves and deposit fund liabilities	**$4,994.0**	

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

16.   Annuity Reserves (continued)

	December 31, 2000	
	Amount	**Percent**
	(In Millions)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$197.9	4.00%
At book value less surrender charge	456.6	9.00%
At fair value	3,284.4	61.00%
Subtotal	3,938.9	74.00%
Subject to discretionary withdrawal		
(without adjustment) at book value with minimal or no charge		
or adjustment	875.3	16.00%
Not subject to discretionary withdrawal	542.0	10.00%
Total annuity reserves and deposit fund liabilities-		
Before reinsurance	$5,356.3	100.0%
Less reinsurance ceded		
Net annuity reserves and deposit fund liabilities	$5,356.3	

17.   Separate Accounts

Most separate and variable accounts held by the Company relate to individual variable annuities of a nonguaranteed return nature. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. These variable annuities generally provide an incidental death benefit of the greater of account value or premium paid. In 1996 the Company began offering a policy with a minimum guaranteed death benefit that is adjusted every seven years to the current account value. The assets and liabilities of these accounts are carried at market.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

17.   Separate Accounts (continued)

Certain other separate accounts relate to experience-rated group annuity contracts, that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one-year only, where the guaranteed interest rate is re-established each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. There are guarantees of principal and interest for purposes of plan participant transactions (e.g., participant-directed withdrawals and fund transfers done at book value). The assets and liabilities of these separate accounts are carried at book value.

Information regarding the separate accounts of the Company is as follows:

	2001	2000
	(In Millions)	
Transfers as reported in the summary of		
operations of the Separate Accounts Statement:		
Transfers to separate accounts	$ 960	$1,147
Transfers from separate accounts	623	833
Net transfers to separate accounts	337	314
Reconciling adjustments:		
Miscellaneous transfers	(179)	(12)
Transfers as reported in the Statement of Operations	$158	$302

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

17   Separate Accounts (continued)

	December 31, 2001		
	Nonindexed Guarantee Less than or Equal to 4%	Nonguaranteed Separate Accounts	Total
	(In Millions)		
Reserves for separate accounts by withdrawal characteristics			
Subject to discretionary withdrawal:			
With market value adjustment	**$158.0**	**$–**	**$158.0**
At book value without market value adjustment less current surrender charge of 5% or more	**–**		**–**
At market value	**–**	**3,632.6**	**3,632.6**
At book value without market value adjustment less current surrender charge of less than 5%	**–**	**–**	**–**
	158.0	**3,632.6**	**3,790.6**
Not subject to discretionary withdrawal	**–**	**1.2**	**1.2**
Total aggregate reserve for separate accounts	**$158.0**	**$3,633.8**	**$3,791.8**

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

17.   Separate Accounts (continued)

	December 31, 2000		
	Nonindexed Guarantee Less than or Equal to 4%	**Nonguaranteed Separate Accounts**	**Total**
	(In Millions)		
Reserves for separate accounts by withdrawal characteristics			
Subject to discretionary withdrawal:			
With market value adjustment	$37.4	$–	$37.4
At book value without market value adjustment less current surrender charge of 5% or more	–	–	–
At market value	–	4,161.5	4,161.5
At book value without market value adjustment less current surrender charge of less than 5%	–	–	–
Subtotal	37.4	4,161.5	4,198.9
Not subject to discretionary withdrawal	–	1.8	1.8
Total aggregate reserve for separate accounts	$37.4	$4,163.3	$4,200.7

18.   Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)

Notes to Financial Statements - Statutory Basis

18.   **Guaranty Fund Assessments (continued)**

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The guaranty fund assessments of the Company are not material.

19.   **Regulatory Risk-Based Capital**

The NAIC prescribes risk-based capital (RBC) requirements for life/health insurance companies. RBC is a series of dynamic surplus-related formulas for monitoring solvency. At December 31, 2001, the Company exceeded all minimum RBC requirements.

20.   **Reconciliation to the Annual Statement**

At December 31, 2001, differences in amounts reported in the 2001 Annual Statement, as revised, and amounts in the accompanying statutory-basis financial statements are due to the following:

	Net Income	**Capital and Surplus**
Amounts as reported in the 2001 Annual Statement	**$(303,839,000)**	**$1,184,979,000**
Effects of codification accounting change	**52,000,000**	**-**
Amounts as reported in the accompanying statutory-basis financial statements	**$(251,839,000)**	**$1,184,979,000**

21.   **Event (Unaudited) Subsequent to the Date of the Report of Independent Auditors**

On June 28, 2002, the Board of Directors of the Company approved a plan to merge with the Company's wholly owned subsidiary, Northern Life Insurance Company. The Company will be the surviving corporation of the transaction. The Minnesota Department of Commerce is expected to approve the merger in July 2002. The merger is anticipated to be effective on October 1, 2002.